UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President - Executive Officer / CFO

[Translation]

(Securities Code: 8411)

June 1, 2009

To Shareholders

Takashi Tsukamoto

President & CEO

Mizuho Financial Group, Inc.

5-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

CONVOCATION NOTICE OF

THE 7TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Notice is hereby given that the 7th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. (the “Company”) will be held as set forth below. You are cordially invited to attend the meeting.

If you are not able to attend the meeting, we request that you exercise your voting rights in one of the following ways. After examining the reference materials for the ordinary general meeting of shareholders set forth below (pages 71 through 80), please refer to the “Guidance Notes on the Exercise of the Voting Rights” (pages 3 through 4) and exercise your voting rights no later than 5:00 p.m. on Wednesday, June 24, 2009.

[Exercise of Voting Rights in Writing]

By returning to us the voting form enclosed herewith on which your approval or disapproval is indicated.

[Exercise of Voting Rights by Electromagnetic Method (Using the Internet, etc.)]

By accessing the website for exercising voting rights specified by the Company (http://www.it-soukai.com/) and exercising your voting rights using the “Code for the Exercise of Voting Rights” and the “Password” provided on the voting form enclosed herewith in accordance with the directions on the screen.

Description

1.	Date and Time:	10:00 a.m. on Thursday, June 25, 2009

2.	Place:	Hall A, Tokyo International Forum
5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

3.	Purpose:

	Report Item:	Report on the Business Report for the 7th fiscal year (from April 1, 2008 to March 31, 2009), on the consolidated financial statements, the financial statements, and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors

Matters to be Resolved:

	Proposal 1:	Disposal of surplus

	Proposal 2:	Partial amendment to the Articles of Incorporation

	Proposal 3:	Appointment of eight (8) Directors

	Proposal 4:	Appointment of one (1) Corporate Auditor

– End of Notice –

*         *         *         *         *        *

§	Upon arrival at the meeting, please submit the voting form enclosed herewith to the reception at the entrance to the meeting place. In the case of attendance by proxy, you may arrange to do so by appointing as a proxy one of the shareholders holding and being entitled to use voting rights at this general meeting of shareholders, after submitting the document certifying the authority of such proxy.

§	Any corrections made to the reference materials for the ordinary general meeting of shareholders and the attached documents shall be notified by being posted on the Company’s website (http://www.mizuho-fg.co.jp/investors/stock/meeting.html).

Guidance Notes on the Exercise of the Voting Rights

This is to introduce the procedure to exercise voting rights of shareholders of the Company in writing or by electromagnetic method (using the Internet, etc.).

[Exercise of Voting Rights in Writing]

Please indicate your approval or disapproval for the proposals on the voting form enclosed herewith and return the voting form to us so that it reaches us by no later than 5:00 p.m. on Wednesday, June 24, 2009. No indication on the voting form of your approval or disapproval for any proposal shall be treated as an indication of approval.

[Exercise of Voting Rights by Electromagnetic Method (using the Internet, etc.)]

1.	Items Required to be Agreed on for the Exercise of Voting Rights via the Internet

If you wish to exercise your voting rights via the Internet, please make sure to exercise your voting rights by no later than 5:00 p.m. on Wednesday, June 24, 2009 pursuant to the following terms:

(1)	You may exercise your voting rights via the Internet only through the website for exercising voting rights specified by the Company (see 2.(1) below).

(2)	When exercising your voting rights via the Internet, the “Code for the Exercise of Voting Rights” and the “Password” described in the voting form enclosed with this convocation notice are required. The “Code for the Exercise of Voting Rights” and the “Password” will be renewed and sent to you for every general meeting of shareholders to be held in the future.

(3)	If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.

(4)	If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.

(5)	The cost of Internet access (access fees to providers, telecommunications fees, etc.) will be borne by the shareholders.

2.	Specific Procedures to Exercise Your Voting Rights via the Internet

(1)	Access the website for exercising voting rights specified by the Company (http://www.it-soukai.com/ or https://daiko.mizuho-tb.co.jp/). Please note that you will not be able to access the above URL between 3:00 a.m. and 5:00 a.m. during the exercise period.

*	You may access the website for exercising voting rights by scanning the “QR Code” (shown to the right) with the bar-code scanner of your cellular phone. For the details for this operation, please refer to the instruction manual of your cellular phone.	Image of the “QR Code”

(2)	Enter the “Code for the Exercise of Voting Rights” and the “Password” and click on the “Log-in” button.

(3)	Exercise your voting rights by following the directions on the screen.

3.	System Requirements

(1)	If Using a Personal Computer

§	Personal Computer

Windows® computer (PDAs and game machines are not supported.)

§	Browser

Microsoft® Internet Explorer 5.5 or higher

§	Internet Environment

It is a requirement that you have Internet access such as through a contract with an Internet service provider.

§	Monitor Resolution

1024×768 pixels or higher is recommended.

(2)	If Using a Cellular Phone

§	Cellular Phone

Phone types capable of 128bitSSL telecommunications (encrypted communication) and able to provide one of the following three services: “i-mode”; “EZweb”; or “Yahoo! Keitai”. (Some phone types do not have this capability.)

*	Microsoft and Windows are registered trademarks or trademarks of Microsoft Corporation in the United States and other countries.

*	“i-mode” is a registered trademark of NTT DoCoMo, Inc.

*	“EZweb” is a registered trademark of KDDI CORPORATION.

*	“Yahoo!” is a registered trademark or a trademark of Yahoo! Inc. of the United States.

*	“QR Code®” is a registered trademark of DENSO WAVE INCORPORATED.

4.	Security

You may exercise your voting rights safely due to the encryption technology (SSL128bit) used to protect your voting information from tampering and interception.

In addition, the code for the exercise of voting rights and the password described in the voting form are very important to authenticate shareholders, so please ensure that you do not disclose them to other people. Please note that the Company does not and will not make any inquiries regarding your password.

5.	For Inquiries with respect to the Exercise of Voting Rights via the Internet

Please contact:

Internet Help Dial

Stock Transfer Agency Department

Mizuho Trust & Banking Co., Ltd.

Telephone: 0120-768-524 (toll-free number)

Operating Hours: 9:00 a.m. to 9:00 p.m. (excluding Saturdays, Sundays and national holidays)

[To Institutional Investors]

The electronic voting platform for institutional investors operated by Investor Communications Japan Inc., which was established by the Tokyo Stock Exchange, Inc., etc., is available for custodian banks and any other nominal shareholders (including standing proxies) that have applied to use such platform in advance.

[Translation]

(Materials Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the 7th Fiscal Year

(from April 1, 2008 to March 31, 2009)

1. Matters Regarding the Current State of the Company

(1) Developments and Results of Operations, etc., of the Mizuho Financial Group

Financial and Economic Environment

Looking back over the economic climate during the fiscal year ended March 31, 2009, many financial institutions, mainly in Europe and the United States, experienced shortages of capital and management difficulties in the wake of the turmoil of the securitization market triggered by the subprime loan problem. As a result, uncertainties in financial markets increased significantly in the form of, for example, the tightening of credit on a global scale due to the deterioration of intermediary function of financial institutions.

These financial uncertainties had significant impacts on the actual economy. The serious economic downturn is continuing in the United States and Europe, as personal consumption, housing investments and capital investments are further worsening. Emerging countries and countries dependent on natural resources are also suffering from worsening economies.

As for the Japanese economy, corporate earnings were significantly aggravated, affected by drastic declines in exports due to the deteriorating world economy and appreciation of the yen. As a result, the number of bankruptcies increased regardless of industry type and company size, and stock prices fell sharply. In addition, personal consumption decreased in the worsening environment of employment and income due to the rapid production adjustments. The serious downturn in the economy is continuing against the background of decreased domestic and foreign demand.

Under these circumstances, leading countries are promoting coordination of global policies to stabilize the financial markets and achieve economic recovery through summit conferences and other means, and the effects are gradually being materialized. However, there is a possibility that the actual economy deteriorates further due to protracted or worsening financial uncertainty.

Given the above business environment, it is important for Mizuho Financial Group (the “Group”) to further strengthen its profitability by allocating management resources flexibly and providing superior financial services to meet customers’ needs, while maintaining financial soundness and enhancing corporate governance such as risk management.

Main Businesses of the Group

The Group is composed of Mizuho Financial Group, Inc. (“MHFG”), 145 consolidated subsidiaries, and 22 affiliates under the equity method. The Group engages in banking, securities, trust, asset management and other financial businesses.

Developments and Results of Operations

It is deeply regrettable that the Group recorded losses for fiscal 2008 as a result of impairment losses due to significant declines in the stock markets and an increase in credit-related costs, as well as lower profits in each of its business lines in Japan and overseas, against a background of severe business circumstances, including global turmoil in financial markets and a global economic downturn.

Under these difficult conditions, the Group has worked to expand its capital base to maintain financial soundness. In fiscal 2008, the Group issued preferred securities worth JPY 658 billion in Japan and USD 850 million overseas. The Group also issued subordinated bonds worth JPY 200 billion to individual investors in Japan for the first time.

In the area of business strategy, the three global groups established on the basis of customer needs (the Global Corporate Group, Global Retail Group and Global Asset & Wealth Management Group) steadily implemented the following measures by utilizing their respective strength.

[Business Strategy]

(Global Corporate Group)

Mizuho Corporate Bank, Ltd. (“MHCB”) has selectively and flexibly devoted management resources, while closely and carefully observing an increasingly uncertain market environment, to deploy its business strategy globally. With respect to overseas networks, MHCB nearly completed the enhancement of its global network by expanding its business offices (Qingdao, Guangzhou, Wuhan) of Mizuho Corporate Bank (China), Ltd., while strategically and flexibly expanding business offices in other areas (Taichung, Madrid, Kowloon) as well. Further, MHCB entered into strategic alliances with major financial institutions in the United States, India and other countries. As for the syndicated loan business, which is an ongoing focus area for the Group, MHCB responded to the diversifying needs of customers and provided smooth financing by arranging syndicated loans as an alternative to bonds and CPs.

Mizuho Securities Co., Ltd. (“MHSC”) advanced the fundamental reform of its business management structure by implementing the “Business Restructuring Program” announced in April 2008. Specifically, MHSC reinforced profitability by allocating management resources flexibly while steadily strengthening its risk management system for its market-related businesses and management structure of overseas businesses. Further, in order to ensure efficient and flexible operation, MHSC streamlined its organization through a 50% reduction in the number of departments and offices, cut costs by reducing personnel (including voluntary resignations) and implemented a reduction in executive remuneration. After the merger with Shinko Securities Co., Ltd. in May 2009, we will provide customers with superior professional services by combining the former MHSC’s global platform with the nationwide customer base and network of Shinko Securities Co., Ltd. as a comprehensive securities company.

Management Structure of Mizuho Financial Group, Inc.

Mizuho Financial Group, Inc.
Global Corporate Group
Global Retail Group
Global Asset & Wealth Management Group
Group Strategy Affiliates
Mizuho Corporate Bank, Ltd.
Mizuho Bank, Ltd.
Mizuho Trust & Banking Co., Ltd.
Mizuho Private Wealth Management Co., Ltd.
Mizuho Financial Strategy Co., Ltd.
Mizuho Research Institute Ltd.
Mizuho Information & Research Institute, Inc.
Mizuho Securities Co., Ltd.
Mizuho Investors Securities Co., Ltd.
Trust & Custody Services Bank, Ltd.
Mizuho Asset Management Co., Ltd.
DIAM Co., Ltd.
Shinko Securities Co., Ltd.
Mizuho Securities Co., Ltd. and Shinko Securities Co., Ltd. merged on May 7, 2009. Corporate name of the merged company is Mizuho Securities Co., Ltd.

(as of March 31, 2009)

Global Corporate Group:

The Global Corporate Group provides highly specialized and cutting-edge products and services by leveraging its comprehensive financial capability, with close cooperation globally between the corporate banking sector and the securities sector in response to the needs of large and global corporations.

Global Retail Group:

The Global Retail Group provides top-level products and services, in close cooperation with domestic and international companies throughout the group in response to the diversified and globalized needs of individuals as well as SMEs and middle-market corporations in Japan.

Global Asset & Wealth Management Group:

The Global Asset & Wealth Management Group provides top-level products and services on a global scale in response to the diversified and advanced customers' needs in the business areas of trust and custody, and private banking.

Group Strategy Affiliates :

Mizuho Financial Strategy Co., Ltd.:
An advisory company for financial institutions regarding corporate management and corporate revitalization.

Mizuho Research Institute Ltd.:
A think tank.

Mizuho Information & Research Institute, Inc.:
An IT-related company.

(Global Retail Group)

Mizuho Bank, Ltd. (“MHBK”) implemented various measures to provide individual customers with enhanced convenience and security. Specifically, MHBK increased the number of “Mizuho Personal Squares,” which focus on serving individual customers, to 146. MHBK also increased the number and enhanced the quality of financial consultants who offer various proposals and expanded consultations on asset management and housing loans on bank holidays. Further, in order to respond to customer needs in securities and trusts, MHBK increased the number of “Planet Booths,” a joint branch network with Mizuho Investors Securities Co., Ltd., to 148, and strengthened the support for branches by establishing “Trust Business Office” staffed by personnel from Mizuho Trust & Banking Co., Ltd. With respect to “Mizuho Mileage Club,” with membership of approximately 6.5 million, MHBK continues to improve its services by easing the requirement of balance of deposited assets to qualify for various benefits, and starting from June 2009, offering the use of ATMs after office hours without charge and waiving certain remittance fees to other banks. MHBK began operation of reinforced log-in certification for its internet banking service, “Mizuho Direct,” with a “risk-based certification” system(*1), the first system of its kind in the internet banking services of Japanese banks.

For corporate customers, MHBK expanded loan products to respond quickly to the capital needs of its corporate customers and utilized the government’s emergency guarantee program, recognizing that a smooth provision of financing to customers that are small and medium-sized enterprises and middle market corporations is the social responsibility of financial institutions. Further, MHBK collaborated with group companies and developed a system to promote solutions businesses so that MHBK could offer wide-ranging solutions for customers’ business strategies such as business successions, M&As, business matching services and advisory services on customers’ global expansion.

(Global Asset & Wealth Management Group)

Mizuho Trust & Banking Co., Ltd. (“MHTB”) provided trust functions to customers of the whole group by strengthening collaborations with the group companies, including through personnel exchanges. In the “Asset Management” area, MHTB offers a wide range of trust products and services targeting real estate, monetary claims, securities and CO2 gas emission rights, among others. Further, as the use of “trusts” expands due to amendments of laws and other factors, MHTB established departments specialized in developing new products and actively developed new products such as security trusts for syndicated loans. In the “Wealth Management” area, MHTB offered various services related to asset management and custody of customers assets, such as establishing the “Seijo Trust Lounge,” a business office specializing in consulting business.

Mizuho Private Wealth Management Co., Ltd. offers comprehensive, integrated and continuous private banking services comparable to those found in the United States and Europe, in compliance with Japanese laws and regulations.

Mizuho Asset Management Co., Ltd. and DIAM Co., Ltd. offer high-quality services, aiming to win high levels of customer satisfaction, as core companies in the asset management business of the Group.

*1	“risk-based certification” system

A new certification method to re-confirm that a transaction is made by the customer himself/herself, whenever suspicious access is detected.

In addition, the Group endeavored to establish a solid internal control system, promoted CSR (corporate social responsibility) and enhanced our brand strategy.

With regard to its internal control system, the Group established internal controls in accordance with the Financial Instruments and Exchange Law. And as a New York Stock Exchange listed company, it further strengthened its system for financial disclosure under U.S. GAAP, a major global accounting standard, and internal controls in accordance with the U.S. Sarbanes-Oxley Act. We have promoted customer protection and strengthened our compliance structure, including a system for the early detection of problems, in order to forestall any violation of laws.

As for CSR activities, MHFG has been making efforts to reduce its environmental load by establishing targets for reducing CO2 gas emissions, paper recycling rates and green purchasing rates. In addition, MHFG has continued its active support for financial education by sponsoring courses and lectures at universities and conducting joint studies on financial education with Tokyo Gakugei University. MHCB became the first Japanese bank to adopt the Equator Principles, a voluntary set of global guidelines for large-scale development projects, in 2003. Since then, MHCB has conducted project finance with due consideration to the impacts on the natural environment and society in developing areas. MHBK actively provided financial support to companies positively engaged in environmental issues by offering environment-related loan products and proactively supported the environment-conscious management of small and medium-sized enterprises by using business-to-business matching schemes. Aiming to become “a bank that is accessible to anyone regardless of age, gender or disability,” MHBK continued its efforts to make its branches barrier-free.

Under our brand strategy, we actively promoted our brand slogan, “Channel to Discovery,” both internally and externally. The slogan represents the role the Group will play, not only to realize today’s dreams, but also to discover new possibilities that lie ahead and to create a better future.

[Results of Operations for fiscal 2008]

Against the backdrop of the severe business environment, profits decreased mainly due to declines in income related to business with domestic corporate customers (SMEs and middle market corporations), fee income associated with sales of investment trusts and individual annuities, fee and commission income from overseas business which was affected by the turmoil in the global financial markets, and income from the trust and asset management business of Mizuho Trust & Banking which was affected by domestic real estate market conditions. We recorded the following consolidated figures (145 consolidated subsidiaries and 22 affiliates under the equity method) for fiscal 2008: Ordinary Income of JPY 3,514.4 billion; Ordinary Losses of JPY 395.1 billion; and a Net Loss of JPY 588.8 billion. These results were primarily due to, in addition to the aforementioned factors, an increase in both domestic and overseas Credit-related Costs mainly against the backdrop of the sharp economic downturn as well as the conservative provision of reserves in light of the unforeseeable future of the economic environment, the recording of one-time losses associated with the sharp declines in both domestic and overseas stock prices (JPY 514.1 billion of devaluation of stocks for the three Banks (MHBK, MHCB and MHTB combined)), continuously recorded losses on securitization products and others resulting from the global financial market turmoil.

Results of operations (non-consolidated) for the major subsidiaries were as follows:

	(JPY billion)
Company Name	Ordinary Income (Operating Income)	Ordinary Profits	Net Income
Consolidated Results of MHFG	3,514.4	(395.1)	(588.8)
MHBK	1,235.9	(290.1)	(293.6)
MHCB	1,705.7	(221.4)	(255.5)
MHTB	199.5	(8.6)	(27.8)
MHSC	108.1	5.5	4.0

(Note) The figures for the major subsidiaries have each been calculated on a non-consolidated basis.

With regard to the financial condition, the Group’s consolidated capital adequacy ratio (BIS) as of March 31, 2009 was maintained at a sufficient level of 10.55%. The non-performing loan ratio (MHBK, MHCB, and MHTB combined) was 1.77%.

Despite the considerable worsening of the consolidated financial results compared with the previous term, the Company proposes to make cash dividend payments of JPY 10 per share of common stock for the fiscal year ending March 31, 2009 (same level as the previous fiscal year) from the standpoint of providing regular stable dividend payments while taking into consideration the level of retained earnings. The Company proposes making dividend payments on preferred stock as prescribed.

The Group is pursuing “strengthening of stable capital base” and “steady returns to shareholders” as its “disciplined capital management”. In July 2008, the Company repurchased its own shares (common shares) of JPY150.0 billion and cancelled almost all of them in September 2008 for the purpose of offsetting the potential dilutive effect of its common shares from the conversion of the Eleventh Series Class XI Preferred Stock.

However, in light of factors including the current financial market turmoil and global economic downturn, the Group has been putting more priority on “strengthening of stable capital base” since the second half of fiscal 2008 in order to prepare for a further adverse business environment.

From such viewpoint, the Company’s board of directors resolved on May 15, 2009 to file a Shelf Registration Statement (hakkoutourokusho) for the issuance of its common shares up to JPY 600.0 billion. The registration is to establish a framework for flexibly implementing the issuance of its common shares that will serve to increase its prime capital. The decision is aimed at, in light of the current uncertainty over the economy, securing a solid and sufficient capital buffer in preparation for a further adverse business environment and ensuring the flexibility to capture business opportunities leading to its future growth and to respond to customer needs.

With regard to the enhancement of capital utilizing preferred securities, the Group issued preferred debt securities amounted at JPY 303.0 billion in July 2008, JPY 355.0 billion in December 2008 and USD 850 million in February 2009, respectively, through its overseas special purpose subsidiaries, so as to further increase its capital base in light of the current financial market turmoil on top of securing the agility and improving the flexibility of its capital strategy.

In addition, our board of directors resolved on May 15, 2009 to establish overseas special purpose subsidiaries and to issue preferred debt securities. Meanwhile, the Group plans to make a full redemption of preferred debt securities (JPY 176.0 billion) which will become redeemable at the issuer’s option in June 2009.

The Group will continue to focus on pursuing disciplined capital management as well as steady returns to shareholders since it has become increasingly important for financial institutions to maintain sufficient capital base amid a prolonged stagnation of both domestic and overseas economies.

Issues to be Addressed by the Group

The turmoil in the global financial markets caused by the subprime loan problem is affecting the actual economy significantly all over the world, including Europe and the United States. In Japan, the impacts on finance and the economy are rapidly worsening.

In this difficult environment, the Group will provide financial services to meet customer needs while focusing on improving efficiency and strengthening its risk management capabilities. For this, the Group will review its strategies in consideration of the changes in the environment and will promptly establish a stable management base.

The Group companies will further promote efficient business operation, including the effective use of capital, by allocating management resources flexibly. In addition, the Group companies will strengthen profitability by providing superior financial services to their customers through utilization of their respective strengths and promotion of mutual collaboration within the Group. We will also strive to win further confidence of domestic and overseas customers by continuing to establish a solid compliance structure and advanced risk management system.

[Business Strategy]

(Global Corporate Group)

Mizuho Corporate Bank, Ltd. (“MHCB”) will offer financial solutions on a global basis based on its strengths as a professional in corporate finance, while taking into account changes in the financial and economic environment. In particular, we will strengthen our business reorganization, cross-border M&As and corporate revitalization businesses. At the same time, we will review our business operation through the streamlining of our organization such as reduction of headquarter personnel and improvement in the efficiency of personnel allocation. We will also strengthen human resources through various efforts, promoting activities of diverse personnel, such as women and national staff. Steps will also be taken to strengthen and enhance the sophistication of risk management and credit management systems on a global basis.

With the merger of MHSC and Shinko Securities Co., Ltd. effective in May 2009, a new Mizuho Securities Co., Ltd. was established. The new MHSC will combine the global platform held by the former MHSC with the nationwide network of a full-line, comprehensive securities company held by Shinko Securities Co., Ltd., establish a solid management base and provide optimum solutions for customers through high-quality products and services.

In addition, MHCB and MHSC will endeavor to reinforce their collaboration taking into account deregulatory developments. They will offer superior financial services to customers who demand high-quality solutions that combine functions of banks and securities companies, while adhering to compliance as before.

(Global Retail Group)

Mizuho Bank, Ltd. (“MHBK”) will return to its original starting point as a commercial bank and deepen and advance the relationship of trust with customers, including “individual customers” and “small- and medium-sized enterprises, middle market corporations, and their management,” based on the philosophy of “putting customers first.”

In the individual market, we will strengthen marketing and improve our products and services, while enhancing remote channels in order to expand points of contact with customers. As for human resources, we will respond to the diverse financial demands of customers by raising the quality of our financial consultants.

In the corporate market, while conducting careful credit control, we will actively provide smooth financing to small and medium-sized enterprise and middle market corporation customers, with the recognition that this is the mission of financial institutions. We will also provide optimum solutions such as derivatives, MBOs(*2) and business successions, while enhancing our loan, deposit and settlement services. We will even more actively support the business revitalization of customers under difficult economic conditions.

We will respond to the more diversified and sophisticated needs of customers by reinforcing collaboration with the Group companies and leveraging all of the comprehensive resources of the Group.

We will continue to strengthen compliance, customer protection and security to ensure that our customers can conduct their transactions without concern.

(Global Asset & Wealth Management Group)

Mizuho Trust & Banking Co., Ltd. (“MHTB”) aims to become “top brand in asset & wealth management” by developing highly professional personnel and further increasing points of contact with customers through augmenting sales staff. We will continue to strengthen collaboration with the Group companies, including MHBK, through exchanges of personnel and provide a wide range of trust functions to customers of the whole Group.

Mizuho Private Wealth Management Co., Ltd. will promote high-quality wealth management services and establish its status as a pioneer in the Japanese market by further strengthening owner consulting capabilities and developing professional personnel.

As core companies in the asset management business of the Group, Mizuho Asset Management Co., Ltd. and DIAM Co., Ltd. will respond to the diversified needs of customers.

In our efforts to become “a financial partner that helps customers shape their future and achieve their dreams,” which is an ideal implicit in the Group brand slogan, “Channel to Discovery,” the Group will work to fulfill our social responsibilities and public duties and further promote our corporate values by steadily pursuing business strategies under a solid internal control system and promoting CSR (corporate social responsibility) activities, including support for financial education and environmental efforts. We sincerely look forward to the continuing support of our shareholders.

*2	MBO (Management Buy Out)

A method of M&A in which the management of a company acquires the company, its operating divisions or its subsidiaries.

(2) Changes in Financial Conditions and Results of Operations (Consolidated Basis and Non-consolidated Basis)

a. Changes in Financial Conditions and Results of Operations (Consolidated Basis)

	(JPY billion)
	FY 2005 (For the fiscal year ended March 31, 2006)	FY 2006 (For the fiscal year ended March 31, 2007)	FY 2007 (For the fiscal year ended March 31, 2008)	FY 2008 (For the fiscal year ended March 31, 2009)
Ordinary Income	3,557.5	4,099.6	4,523.5	3,514.4
Ordinary Profits (Losses)	921.0	748.1	397.1	(395.1)
Net Income (Loss)	649.9	620.9	311.2	(588.8)
Total Net Assets	4,804.9	6,724.4	5,694.1	4,186.6
Total Assets	149,612.7	149,880.0	154,412.1	152,723.0

(Note)

Fractions are rounded down.

(Reference)

Ordinary Income and Ordinary Profits by type of business for FY 2008 are as follows (Consolidated Basis):

	(JPY billion)
	Banking Business	Securities Business	Other	Elimination	Consolidated Results
Ordinary Income	3,102.0	375.1	282.3	(245.1)	3,514.4
Ordinary Profits (Losses)	(386.4)	(21.4)	18.9	(6.1)	(395.1)

b. Changes in Financial Conditions and Results of Operations (Non-consolidated Basis)

	(JPY billion)
	FY 2005 (For the fiscal year ended March 31, 2006)	FY 2006 (For the fiscal year ended March 31, 2007)	FY 2007 (For the fiscal year ended March 31, 2008)	FY 2008 (For the fiscal year ended March 31, 2009)
Operating Income	128.9	1,250.0	806.5	442.7
Cash Dividends Received	112.5	1,220.9	770.8	410.5
Cash Dividends Received from Majority-owned Banking Subsidiaries	6.9	265.3	406.5	406.2
Cash Dividends Received from Other Subsidiaries and Affiliates	105.6	955.6	364.3	4.3
Net Income	(JPY millions 790,240)	(JPY millions 1,239,710)	(JPY millions 811,002)	(JPY millions 378,815)
Net Income per Share of Common Stock	(JPY 63,040.65)	(JPY 102,168.76)	(JPY 68,658.41)	(JPY 32.0)
Total Assets	4,793.0	4,764.0	4,658.9	4,552.7
Investments in Majority-owned Banking Subsidiaries	4,420.4	4,411.6	4,389.8	4,355.0
Investments in Other Subsidiaries and Affiliates	84.8	84.8	81.3	76.8

(Notes)

1. Fractions are rounded down.

2. Net Income per Share of Common Stock was computed based upon the following formula:

Net Income per Share of Common Stock	=	Net Income recognized in the statement of income	–	Amount not attributable to Common Stock (Cash Dividends on Preferred Stock, and others)
		Average outstanding shares of Common Stock	–	Average outstanding shares of Treasury Common Stock

3. On January 4, 2009, MHFG conducted an allotment of shares or fractions of a share without consideration, and the same type of shares and fractions of a share were respectively allotted to the shareholders and the holders of fractional shares, depending on the number of shares of common stock, shares of each class of preferred stock and fractional shares held by the shareholders and the holders of fractional shares, without any additional consideration. Such allotments were made at the rate of 999 shares per one (1) share, and 9.99 shares per every 0.01 share.

(3) Employees of the Group

	March 31, 2009			March 31, 2008
	Banking Business	Securities Business	Other	Banking Business	Securities Business	Other
Number of Employees	38,288	4,921	6,982	37,009	5,150	6,955

(Notes)

1. The Number of Employees is the number of persons engaged in the Group.

2. The Number of Employees includes overseas local staff and does not include temporary employees.

(Reference)

The following sets forth information regarding the employees of Mizuho Financial Group, Inc., Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd., and Mizuho Trust & Banking Co., Ltd. (collectively, the “Four Companies”):

	March 31, 2009	March 31, 2008
Number of Employees	29,466	28,119
Average Age	36 years, 9 months	37 years, 1 month
Average Years of Employment	13 years, 7 months	13 years, 11 months
Average Monthly Salary	JPY 445 thousands	JPY 453 thousands

(Notes)

1. The Number of Employees is the number of persons engaged in the Four Companies.

2. The Number of Employees is the aggregate total of employees of the Four Companies. The Average Age, Average Years of Employment, and Average Monthly Salary are the collective averages for the Four Companies.

3. The Number of Employees does not include temporary employees.

4. The calculations of Average Age, Average Years of Employment and Average Monthly Salary do not take into account seconded employees and overseas local staff. Fractions are rounded down.

5. In the calculation of Average Years of Employment, employees who have transferred from one group company to another (Mizuho Financial Group, Inc., Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd., Mizuho Securities Co., Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Information & Research Institute, Inc.) are assumed to have remained under the continuous employment of one company.

6. The Average Monthly Salary is the average salary for the month of March, tax inclusive, and does not include bonuses.

(4) Principal Offices

a.	Bank Holding Company

Mizuho Financial Group, Inc.: Head Office

b.	Banking Business

Mizuho Bank, Ltd.

Region	Number of Offices		Principal Offices
	March 31, 2009	March 31, 2008
Kanto, Koshinetsu	331	328	Head Office, etc.
Hokkaido, Tohoku	14	14	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	74	74	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	14	14	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu, Okinawa	12	12	Fukuoka Branch, etc.
Total	445	442

(Notes)

1. Offices include sub branches, transfer-only branches, ATM management branches (“joint-use ATM” management branches), defined contribution pension plan branches (defined contribution pension plan-only branches), and Internet branches.

2. In addition to the above, 47 agencies (49 as of March 31, 2008) and 30,558 non-branch ATMs (28,176 as of March 31, 2008) were in operation as of March 31, 2009.

3. In addition to the above, 3 sub branches (3 as of March 31, 2008) at Narita Airport, 2 sub branches (2 as of March 31, 2008) at Kansai International Airport (mainly for foreign currency exchange), and 4 non-branch automated foreign currency exchange machines (4 as of March 31, 2008) at Narita Airport were in operation as of March 31, 2009.

Mizuho Corporate Bank, Ltd.

Region	Number of Offices		Principal Offices
	March 31, 2009	March 31, 2008
Kanto, Koshinetsu	25	24	Head Office, etc.
Hokkaido, Tohoku	2	2	Sapporo Corporate Banking Division, Sendai Corporate Banking Division.
Hokuriku, Tokai, Kinki	6	6	Osaka Corporate Banking Division, Nagoya Corporate Banking Division, etc.
Chugoku, Shikoku, Kyushu	3	3	Fukuoka Corporate Banking Division, etc.
Domestic Total	36	35
The Americas	10	10	New York Branch, etc.
Europe and the Middle East	6	6	London Branch, etc.
Asia and Oceania	16	14	Hong Kong Branch, Singapore Branch, etc.
Overseas Total	32	30
Total	68	65

(Notes)

1. Offices include sub branches.

2. In addition to the above, 7 representative offices overseas (8 as of March 31, 2008) were in operation as of March 31, 2009.

Mizuho Trust & Banking Co., Ltd.

Region	Number of Offices		Principal Offices
	March 31, 2009	March 31, 2008
Kanto, Koshinetsu	23	23	Head Office, Yokohama Branch, etc.
Hokkaido, Tohoku	2	2	Sapporo Branch, Sendai Branch.
Hokuriku, Tokai, Kinki	7	7	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	2	2	Hiroshima Branch, Okayama Branch.
Kyushu	3	3	Fukuoka Branch, etc.
Total	37	37

(Notes)

1. Offices include sub branches.

2. In addition to the above, 1 representative office overseas (1 as of March 31, 2008), 54 trust agencies (55 as of March 31, 2008) and 1 non-branch ATM (1 as of March 31, 2008) were in operation as of March 31, 2009.

c.	Securities Business

Mizuho Securities Co., Ltd.: Head Office, Kansai Office.

Mizuho Investors Securities Co., Ltd.

Region	Number of Offices		Principal Offices
	March 31, 2009	March 31, 2008
Kanto, Koshinetsu	28	29	Head Office, Yokohama Branch, etc.
Hokkaido, Tohoku	4	4	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	15	15	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	5	5	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu	4	4	Fukuoka Branch, etc.
Total	56	57

(Note)

In addition to the above, 148 Planet Booths (134 as of March 31, 2008) were in operation in the branch lobbies of Mizuho Bank, Ltd. for securities investment consultations as of March 31, 2009.

d.	Other Businesses

Mizuho Information & Research Institute, Inc.: Head Office, etc.

(5) Capital Investment (Consolidated Basis)

(a)	Total amount of capital investment

	(JPY million)
	Banking Business	Securities Business	Other Businesses
Total Amount of Capital Investment	102,779	2,472	8,592

(Note)

Fractions are rounded down.

(b)	Construction of significant facilities

	(JPY million)
Business Segment	Details	Amount
Banking Business	Acquisition, Haramachi Bldg. Mizuho Bank, Ltd.	30,748

(Note)

Fractions are rounded down.

(6) Principal Subsidiaries

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)	Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Mizuho Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	June 7, 1897	650,000	100.00	200,000
Mizuho Corporate Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	May 7, 1923	1,070,965	100.00	200,001
Mizuho Trust & Banking Co., Ltd.	Chuo-ku, Tokyo	Trust banking, banking	May 9, 1925	247,231	70.16 (0.46)	6,212
Mizuho Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	July 2, 1993	250,000	89.81 (89.81)	—
Mizuho Investors Securities Co., Ltd.	Chuo-ku, Tokyo	Securities	December 14, 1922	80,288	66.85 (66.85)	—
Trust & Custody Services Bank, Ltd.	Chuo-ku, Tokyo	Trust banking, banking	January 22, 2001	50,000	54.00	—
Mizuho Asset Management Co., Ltd.	Minato-ku, Tokyo	Investment trust management, investment advisory	May 26, 1964	2,045	98.70	848
DIAM Co., Ltd.	Chiyoda-ku, Tokyo	Investment trust management, investment advisory	July 1, 1985	2,000	50.00	1,500
Mizuho Information & Research Institute, Inc.	Chiyoda-ku, Tokyo	Information processing	May 11, 1970	1,627	91.50	939
Mizuho Research Institute Ltd.	Chiyoda-ku, Tokyo	Think tank consulting	December 2, 1967	900	98.60	281
Mizuho Private Wealth Management Co., Ltd.	Chiyoda-ku, Tokyo	Consulting	October 3, 2005	500	100.00	—
Mizuho Financial Strategy Co., Ltd.	Chiyoda-ku, Tokyo	Consulting	September 29, 2000	10	100.00	1,223
Shinko Securities Co., Ltd.	Chuo-ku, Tokyo	Securities	July 16, 1917	125,167	27.34 (27.34)	—

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)	Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Mizuho Credit Guarantee Co., Ltd.	Chiyoda-ku, Tokyo	Credit guarantee	November 29, 1974	13,281	100.00 (100.00)	—
Defined Contribution Plan Services Co., Ltd.	Chuo-ku, Tokyo	Defined contribution pension related business	September 11, 2000	2,000	60.00 (60.00)	—
Mizuho Factors, Limited	Chiyoda-ku, Tokyo	Factoring	April 1, 1977	1,000	100.00 (100.00)	—
Mizuho Capital Co., Ltd.	Chiyoda-ku, Tokyo	Venture capital	July 27, 1983	902	49.99 (49.99)	—
UC Card Co., Ltd.	Chiyoda-ku, Tokyo	Credit cards	October 1, 2005	500	38.99 (38.99)	—
Mizuho International plc	London, U.K.	Securities, banking	March 14, 1975	341,053 (GBP 2,426 million)	100.00 (100.00)	—
Mizuho Corporate Bank (China), Ltd.	Shanghai, PRC	Banking	June 1, 2007	57,520 (CNY 4,000 million)	100.00 (100.00)	—
Mizuho Corporate Bank Nederland N.V.	Amsterdam, The Netherlands	Banking, securities	March 1, 1974	18,409 (EUR 141 million)	100.00 (100.00)	—
PT. Bank Mizuho Indonesia	Jakarta, Indonesia	Banking	July 8, 1989	11,250 (IDR 1,323,574 million)	98.99 (98.99)	—
Mizuho Corporate Bank (USA)	New York, N.Y., U.S.A.	Banking	November 29, 1974	9,676 (USD 98 million)	100.00 (100.00)	—
Mizuho Corporate Bank (Germany) Aktiengesellschaft	Frankfurt am Main, Hessen, F.R. Germany	Banking, securities	December 4, 1972	5,974 (EUR 46 million)	83.33 (83.33)	—
Mizuho Trust & Banking (Luxembourg) S.A.	Munsbach, Luxembourg	Trust banking, banking	March 21, 1989	4,913 (USD 50 million)	100.00 (100.00)	—
Mizuho Bank (Switzerland) Ltd	Zurich, Switzerland	Banking, trust banking	October 20, 1976	4,547 (CHF 53 million)	100.00 (100.00)	—

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)	Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Mizuho Trust & Banking Co. (USA)	New York, N.Y., U.S.A.	Trust banking, banking	October 19, 1987	3,227 (USD 32 million)	100.00 (100.00)	—
Mizuho Corporate Bank (Canada)	Toronto, Ontario, Canada	Banking	November 1, 2000	389 (CAD 5 million)	100.00 (100.00)	—
Mizuho Securities USA Inc.	New York, N.Y., U.S.A.	Securities	August 16, 1976	22 (USD 231 thousand)	100.00 (100.00)	—
Mizuho Capital Markets Corporation	New York, N.Y., U.S.A.	Derivatives	January 27, 1989	0 (USD 3 thousand)	100.00 (100.00)	—

(Notes)

1. Amounts less than JPY one million (and units shown for other currencies) are rounded down.

2. The JPY equivalent of Capital is calculated using the foreign exchange rate as of the account closing date.

3. The Percentage of Voting Rights of MHFG is rounded down to the nearest second decimal place.

4. Figures in parentheses ( ) in the Voting Rights column are voting rights held indirectly.

5. Mizuho Securities Co., Ltd. and Shinko Securities Co., Ltd. merged on May 7, 2009. Corporate name of the merged company is Mizuho Securities Co., Ltd.

(7) Major Borrowings

Creditors	Balance of Borrowings (JPY million)	Number of Company Shares and Percentage of Voting Rights Held by Creditors
		Number of Shares Held (shares)	Voting Rights (%)
Mizuho Bank, Ltd.	700,000	—	—
Total	700,000	—	—

2. Matters regarding the Officers

(1) Officers

(As of March 31, 2009)

Name	Title and Assignment	Major Concurrent Office	Other
Terunobu Maeda	President & CEO (Representative Director)	Vice Chairman of Nippon Keidanren (Japan Business Federation)

Takashi Tsukamoto	Deputy President (Representative Director)	President & CEO of Mizuho Financial Strategy Co., Ltd.

Hiroshi Motoyama	Managing Director

Tsuneo Morita	Managing Director

Hiroshi Saito	Director	President & CEO of Mizuho Corporate Bank, Ltd.

Seiji Sugiyama	Director	President & CEO of Mizuho Bank, Ltd. Chairman of the Japanese Bankers Association

Akihiko Nomiyama	Director (outside officer)	Special Advisor of NIPPON MINING HOLDINGS, INC.

Mitsuo Ohashi	Director (outside officer)	Director and Chairman of the Board of Directors of Showa Denko K.K.

Kanemitsu Anraku	Director (outside officer)

Yoshiaki Sugita	Corporate Auditor (full-time)

Tsuneo Muneoka	Corporate Auditor (full-time)

Yukio Nozaki	Corporate Auditor (outside officer)	Attorney at Law

Masahiro Seki	Corporate Auditor (outside officer)	Seki Konin Kaikeishi Jimusho (Seki Certified Public Accountants)	Certified Public Accountant

Masami Ishizaka	Corporate Auditor (outside officer)	Chairman of Okura Zaimu Kyokai

(Notes)

1. Messrs. Masato Ono and Satoru Nishibori resigned from their positions as directors on June 26, 2008.

2. Mr. Shigeru Yamamoto resigned from his position as a corporate auditor on June 26, 2008.

3. Mr. Masahiko Kadotani retired from his position as a corporate auditor on June 26, 2008.

4. Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku are “outside directors” as provided for in Article 2, Item 15 of the Company Law of Japan.

5. Messrs. Yukio Nozaki, Masahiro Seki and Masami Ishizaka are “outside corporate auditors” as provided for in Article 2, Item 16 of the Company Law of Japan.

6. MHFG uses the executive officer system. The executive officers are as follows:

(As of March 31, 2009)

Title	Name	Areas of Oversight
President	Terunobu Maeda	Overall management of the execution of MHFG’s business

Deputy President Executive Officer	Takashi Tsukamoto	Assistance in the overall management of the execution of MHFG’s business / Head of Financial Control and Accounting Group / Chief Financial Officer

Managing Executive Officer	Hiroshi Motoyama	Head of Strategic Planning Group and Head of IT, Systems & Operations Group / Chief Strategy Officer and Chief Information Officer

Managing Executive Officer	Tsuneo Morita	Head of Internal Audit Group / Chief Auditor

Managing Executive Officer	Hajime Saito	Head of Risk Management Group, Head of Human Resources Group and Head of Compliance Group / Chief Risk Officer, Chief Human Resources Officer and Chief Compliance Officer

Executive Officer	Masanori Murakami	General Manager of Corporate Communications

Executive Officer	Hidemi Hiroi	General Manager of Group Strategic Planning

Executive Officer	Toshitsugu Okabe	General Manager of Executive Secretariat

(Reference)

The members of the Officers as of April 1 are as follows.

(As of April 1, 2009)

Name	Title and Assignment	Major Concurrent Office	Other
Terunobu Maeda	Chairman	Vice Chairman of Nippon Keidanren (Japan Business Federation)

Takashi Tsukamoto	President & CEO (Representative Director)

Hiroshi Saito	Director	Chairman of Mizuho Corporate Bank, Ltd.

Seiji Sugiyama	Director	Chairman of Mizuho Bank, Ltd. Chairman of the Japanese Bankers Association

Hiroshi Motoyama	Director	Deputy President of Mizuho Corporate Bank, Ltd.

Tsuneo Morita	Director

Akihiko Nomiyama	Director (outside officer)	Special Advisor of NIPPON MINING HOLDINGS, INC.

Mitsuo Ohashi	Director (outside officer)	Director and Chairman of the Board of Directors of Showa Denko K.K.

Kanemitsu Anraku	Director (outside officer)

Yoshiaki Sugita	Corporate Auditor (full-time)

Tsuneo Muneoka	Corporate Auditor (full-time)

Yukio Nozaki	Corporate Auditor (outside officer)	Attorney at Law

Masahiro Seki	Corporate Auditor (outside officer)	Seki Konin Kaikeishi Jimusho (Seki Certified Public Accountants)	Certified Public Accountant

Masami Ishizaka	Corporate Auditor (outside officer)	Chairman of Okura Zaimu Kyokai

(Notes)

1. Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku are “outside directors” as provided for in Article 2, Item 15 of the Company Law of Japan.

2. Messrs. Yukio Nozaki, Masahiro Seki and Masami Ishizaka are “outside corporate auditors” as provided for in Article 2, Item 16 of the Company Law of Japan.

3. The Executive Officers as of April 1 are as follows.

(As of April 1, 2009)

Title	Name	Areas of Oversight
President	Takashi Tsukamoto	Overall management of the execution of MHFG’s business / Head of Human Resources Group / Chief Human Resources Officer

Deputy President - Executive Officer	Tetsuji Kosaki	Assistance in the overall management of the execution of MHFG’s business / Head of Financial Control and Accounting Group / Chief Financial Officer

Managing Executive Officer	Hajime Saito	Head of Internal Audit Group / Chief Auditor

Managing Executive Officer	Takeo Nakano	Head of Risk Management Group, Head of Compliance Group and in charge of Financial Control and Accounting Group / Chief Risk Officer and Chief Compliance Officer

Managing Executive Officer	Daisaku Abe	Head of Strategic Planning Group, Head of IT, Systems & Operations Group and General Manager of Group Strategic Planning / Chief Strategy Officer and Chief Information Officer

Executive Officer	Shin Kuranaka	General Manager of Human Resources

Executive Officer	Hiroshi Iwamoto	Managing Executive Officer of Mizuho Research Institute, Ltd.

Executive Officer	Masakane Koike	General Manager of Financial Planning

(2) Aggregate Compensation for the Officers

	(JPY million)
Classification	Number of persons	Aggregate Compensation
Directors	11	336
Corporate Auditors	7	78
Total	18	414

(Notes)

1. Fractions are rounded down.

2. The total yearly compensations for Directors and Corporate Auditors are not to exceed JPY 740 million and JPY 180 million, respectively.

3. No provision is made for the bonuses of Officers.

4. In addition to the above, the following amount is recognized as a provision of the reserve, etc., for retirement allowances for the fiscal year, which is equivalent to the amount for the period from the beginning of the fiscal year until Proposal 7 (“Grant of retirement allowances to the retiring Directors and the retiring Corporate Auditor, and payment of lump-sum retirement allowances to the Directors and the Corporate Auditor, due to the abolishment of the retirement allowances program for Directors and Corporate Auditors”) was resolved at the 6th Ordinary General Meeting of Shareholders held on June 26, 2008: JPY 27 million to 6 Directors and JPY 4 million to 2 Corporate Auditors.

5. Retirement allowances to Directors and Corporate Auditors paid during the fiscal year or scheduled to be paid in the future are as follows, excluding the amounts announced in the business report for the current term or before: JPY 115 million to 4 Directors and JPY 29 million to 2 Corporate Auditors.

3. Matters regarding Outside Officers

(1) Concurrent Offices and Other Details of Outside Officers

Name	Concurrent Offices and Other Details
Akihiko Nomiyama	Special Advisor of NIPPON MINING HOLDINGS, INC.

Mitsuo Ohashi	Director and Chairman of the Board of Directors of Showa Denko K.K.

Kanemitsu Anraku

Yukio Nozaki	Outside Corporate Auditor of Mizuho Bank, Ltd. / Outside Corporate Auditor of Mizuho Corporate Bank, Ltd.

Masahiro Seki	Seki Konin Kaikeishi Jimusho (Seki Certified Public Accountants)

Masami Ishizaka	Chairman of Okura Zaimu Kyokai

(Note)

MHFG employs a relative (third degree of consanguinity or closer) of Mr. Mitsuo Ohashi.

(2) Major Activities of Outside Officers

Name	Term in Office	Attendance of the Board of Directors Meeting	Input at the Board of Directors Meeting and Other Activities
Akihiko Nomiyama	1 year, 9 months	He attended 18 of the 23 Board of Directors Meetings held during the fiscal year.	He participated in the discussions on proposals, etc., by voicing external viewpoints, making use of his abundant experience in NIPPON MINING HOLDINGS, INC. and his wide-ranging insight as a top executive.

Mitsuo Ohashi	3 years, 9 months	He attended 18 of the 23 Board of Directors Meetings held during the fiscal year.	He participated in the discussions on proposals, etc., by voicing external viewpoints, making use of his abundant experience in Showa Denko K.K. and his wide-ranging insight as a top executive.

Kanemitsu Anraku	1 year, 9 months	He attended 20 of the 23 Board of Directors Meetings held during the fiscal year.	He participated in the discussions on proposals, etc., by voicing external viewpoints, making use of his abundant experience in Nissan Motor Co., Ltd. and his wide-ranging insight as a top executive.

Yukio Nozaki	6 years, 2 months	He attended 20 of the 23 Board of Directors Meetings and all of the 15 Board of Corporate Auditors Meetings held during the fiscal year.	He contributed by voicing opinions mainly from professional viewpoint as an attorney at law.

Masahiro Seki	2 years, 9 months	He attended all of the 23 Board of Directors Meetings and all of the 15 Board of Corporate Auditors Meetings held during the fiscal year.	He contributed by voicing opinions from viewpoints as an expert in U.S. and Japanese accounting.

Masami Ishizaka	9 months	He attended 16 of the 18 Board of Directors Meetings and 10 of the 11 Board of Corporate Auditors Meetings held after his appointment in June 2008 during the fiscal year.	He contributed by voicing opinions mainly from his expertise gained through his career in the Ministry of Finance

(3) Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Akihiko Nomiyama	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Company Law of Japan (the “Law”), which limits the liability provided for in Article 423, Paragraph 1 of the Law to the higher of either (i) JPY 20 million or (ii) the amount prescribed in laws and regulations, provided that such Outside Director is bona fide and without gross negligence in performing his duty.
Mitsuo Ohashi
Kanemitsu Anraku

Yukio Nozaki	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Company Law of Japan (the “Law”), which limits the liability provided for in Article 423, Paragraph 1 of the Law to the higher of either (i) JPY 20 million or (ii) the amount prescribed in laws and regulations, provided that such Outside Corporate Auditor is bona fide and without gross negligence in performing his duty.
Masahiro Seki
Masami Ishizaka

(4) Compensation for Outside Officers

	(JPY million)
	Number of Persons	Compensation Paid by MHFG	Compensation Paid by Subsidiary of MHFG
Total Amount of Compensation	7	69	14

(Notes)

1. Fractions are rounded down.

2. In addition to the above, no provision of the reserve is made for retirement allowances. No provision is made for the bonuses of officers.

4. Matters regarding MHFG’s Shares

(1) Number of Shares as of March 31, 2009

(Number of shares)
Total Number of Authorized Shares	28,485,271,000

Total Number of Classes of Shares Authorized to be Issued
Common Stock	24,115,759,000
Class XI Preferred Stock	1,369,512,000
Class XII Preferred Stock	1,500,000,000
Class XIII Preferred Stock	1,500,000,000

Total Number of Shares Outstanding
Common Stock	11,178,940,660
Eleventh Series Class XI Preferred Stock	914,752,000
Thirteenth Series Class XIII Preferred Stock	36,690,000

(Notes)

1. As a result of a repurchase of 283,500 shares of treasury stock (Common Stock) from July 7, 2008 to July 24, 2008 (agreement basis) and a cancellation of 276,500 shares on September 26, 2008, there was a decrease of 276,500 shares of Common Stock. Accordingly, the Total Number of Authorized Shares and the Total Number of Classes of Shares Authorized to be Issued for Common Stock each decreased by 276,500 shares.

2. As a result of a request for acquisition of 31,789 shares of the Eleventh Series Class XI Preferred Stock, there was an increase of 59,186 shares of Common Stock from July 1, 2008 to December 31, 2008. On September 26, 2008, a total of 28,988 shares of the Eleventh Series Class XI Preferred Stock requested for acquisition were cancelled. Accordingly, the Total Number of Authorized Shares and the Total Number of Classes of Shares Authorized to be Issued for the Eleventh Series Class XI Preferred Stock each decreased by 28,988 shares.

3. The numbers of shares indicated in 1. and 2. above are those before the allotment of shares or fractions of a share without consideration made on January 4, 2009 pursuant to the provisions of Article 88 of the “Law Concerning Adjustment and Coordination of Relevant Laws in Association with the Enforcement of the Company Law” (Law No. 87 of 2005).

(2) Number of Shareholders as of March 31, 2009

Common Stock	488,834
Eleventh Series Class XI Preferred Stock	1,776
Thirteenth Series Class XIII Preferred Stock	49

(Note)

The number of shareholders of Common Stock listed above does not include 8,414 shareholders who own only shares constituting less than one (1) unit.

(3) Major Shareholders as of March 31, 2009

a. Common Stock

Name of Shareholder	Number of Shares Held and Percentage of Shares Held
	Number of Shares Held	Percentage of Shares Held
Japan Trustee Services Bank, Ltd. (Trustee account)	613,467,800	5.48
Japan Trustee Services Bank, Ltd. (Trustee account 4G)	608,481,100	5.44
The Master Trust Bank of Japan, Ltd (Trustee account)	421,309,500	3.76
The Dai-ichi Mutual Life Insurance Company	209,950,000	1.87
Japan Trustee Services Bank, Ltd. (Trustee account 4)	160,188,100	1.43
Trust & Custody Services Bank, Ltd. (Meiji Yasuda Life Insurance Company Retirement Benefit Trust Account re-entrusted by Mizuho Trust & Banking Co., Ltd.)	137,000,000	1.22
Nippon Life Insurance Company	132,630,760	1.18
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	130,047,800	1.16
SSBT OD05 OMNIBUS ACCOUNT CHINA TREATY CLIENTS (Standing proxy agent: Sumitomo Mitsui Banking Corporation)	129,380,041	1.15
Trust & Custody Services Bank, Ltd. (Securities investment trust account)	81,606,500	0.73

b. Preferred Stock

Name of Shareholder	Number of Shares Held and Percentage of Shares Held
	Number of Shares Held	Percentage of Shares Held
Goldman,Sachs & Co. REG (Standing proxy agent: Goldman Sachs Japan Co., Ltd.)	46,164,000	4.85
CREDIT SWISSE FIRST BOSTON EUROPE PB SEC INT NON-TREATY CLIENT (Standing proxy agent: Citibank Japan Ltd.)	45,690,000	4.80
UBS AG LONDON A/C IPB SEGREGATED CLIENT ACCOUNT (Standing proxy agent: Citibank Japan Ltd.)	41,195,000	4.32
MORGAN STANLEY & CO. INTERNATIONAL PLC (Standing proxy agent: Morgan Stanley Japan Securities Co., Ltd.)	40,945,000	4.30
The Dai-ichi Mutual Life Insurance Company	27,000,000	2.83
Meiji Yasuda Life Insurance Company	25,000,000	2.62
NOMURA INTL PLC A/C CB CLIENT (Standing proxy agent: Nomura Securities Co., Ltd..)	20,645,000	2.16
Sompo Japan Insurance Inc.	19,000,000	1.99
MORGAN STANLEY & CO. INC (Standing proxy agent: Morgan Stanley Japan Securities Co., Ltd.)	18,790,000	1.97
BNP PARIBAS LONDON BRANCH FOR BNPPPB EVOTOK (Standing proxy agent: HSBC Limited)	16,350,000	1.71

(Notes on Major Shareholders)

1. Figures for the Percentage of Shares Held are rounded down to the nearest second decimal place.

2. THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS (company name changed from HERO & CO.) is a nominee of the shares deposited for the purpose of issuing American Depositary Receipts (ADRs).

3. The numbers of Preferred Stock above are the total shares of Eleventh Series Class XI and Thirteenth Series Class XIII Preferred Stock.

4. Percentages of Shares Held of Common Stock are calculated by including the treasury stock (11,335,903 shares). Preferred Stock is calculated by including the treasury stock (2,801,000 shares).

(4) Other Material Matters Concerning Shares

MHFG allotted shares or fractions of a share without consideration pursuant to the provisions of Article 88 of the “Law Concerning Adjustment and Coordination of Relevant Laws in Association with the Enforcement of the Company Law” (Law No. 87 of 2005) effective January 4, 2009. Specifically, the same type of shares and fractions of a share were respectively allotted to the shareholders and the holders of fractional shares as of January 3, 2009, depending on the number of shares of common stock, shares of each class of preferred stock and fractional shares held by the shareholders and the holders of fractional shares, without any additional consideration, and such allotments were made at the rate of 999 shares per one (1) share, and 9.99 shares per every 0.01 of a share. In addition, MHFG adopted a unit share system with respect to all classes of shares whereby one unit of common stock comprises 100 shares.

5. Matters Regarding Stock Acquisition Rights, etc., of the Company

Following is the summary of the Stock Acquisition Rights issued to the Directors (excluding the Outside Directors) and Executive Officers of the Company and its subsidiaries, Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd., pursuant to the Company Law, in consideration for execution of duties:

1. Name of stock acquisition rights	First Series of Stock Acquisition Rights of Mizuho Financial Group, Inc.
2. Allotment date of stock acquisition rights	February 16, 2009
3. Number of stock acquisition rights	5,409 rights
4. Class and number of subject shares	Common Stock, 5,409,000 shares
5. Issue price	JPY 190,910 (per stock acquisition right)
6. Exercise price	JPY 1 (per share)
7. Exercise period	From February 17, 2009 to February 16, 2029

(1) Stock Acquisition Rights of the Company held by the Officers as of March 31, 2009

	Number of stock acquisition rights	Class and number of subject shares	Number of persons and rights held by Directors
First Series of Stock Acquisition Rights of MHFG	897 rights	Common Stock 897,000 shares	6 persons 897 rights

(2) Stock Acquisition rights of the Company delivered to the Employees, etc., during the fiscal year ended March 31, 2009

	Number of stock acquisition rights	Class and number of subject shares	Number of persons and rights held by Employees (Executive Officers)	Number of persons and rights held by Officers and Employees (Executive Officers) of subsidiaries
First Series of Stock Acquisition Rights of MHFG	4,512 rights	Common Stock 4,512,000 shares	4 persons 181 rights	83 persons 4,331 rights

6. Matters regarding the Independent Auditor

(1) Independent Auditor

Name	Compensation for the Fiscal Year	Other
Ernst & Young ShinNihon LLC	JPY 48 million	MHFG paid a consideration to the Independent Auditor for the investigation services and other services related to the calculation of the capital adequacy ratio, which are not included in the services set forth in Article 2, Paragraph 1 of the Certified Accountant Law (non-audit services).
Designated Partners with Limited Liability
Naoki Matsumura, C.P.A.
Mutsuo Emi, C.P.A.
Tetsuya Mogi, C.P.A.
Noboru Miura, C.P.A.

(Notes)

1. Fractions are rounded down.

2. The audit contract between MHFG and the Independent Auditor does not separate the compensation for the audit under the Company Law from the compensation for the audit under the Financial Instruments and Exchange Law. Moreover, it is practically impossible to separate the two. Accordingly, the above amount is the total of such compensation.

In addition, because the amounts of compensation to be paid under the audit contract have not yet been determined, approximate amounts are used for the calculations.

3. The total amount of cash and other proprietary benefits to be paid to the Independent Auditor of MHFG by MHFG, its majority-owned consolidated subsidiaries, and its other consolidated subsidiaries is JPY 4,337 million.

If the amounts to be paid under the audit contract concluded with the Independent Auditor by MHFG, its majority-owned consolidated subsidiaries, and other consolidated subsidiaries have not yet been determined, approximate amounts are used for the calculations.

4. As of July 1, 2008, Ernst & Young ShinNihon changed its name to Ernst & Young ShinNihon LLC due to a change of auditing firm classification.

(2) Other Matters regarding the Independent Auditor

a. Policy for Determination of Dismissal or Non-reappointment of the Independent Auditor

Dismissal of the Independent Auditor is discussed at the Board of Directors and the Board of Corporate Auditors if the Independent Auditor falls subject to any of the events set forth in the Items of Article 340, Paragraph 1 of the Company Law.

Non-reappointment of the Independent Auditor is discussed at the Board of Directors and the Board of Corporate Auditors by comprehensively considering various factors, including the performance of duties and the quality of audits by the Independent Auditor.

b. Principal Majority-owned Subsidiaries and other Subsidiaries Audited by any Certified Public Accountant or Audit Corporation other than the Independent Auditor of MHFG

Mizuho International plc and 11 other companies among MHFG’s principal majority-owned subsidiaries and other subsidiaries are subject to audits (limited to the audits under the provisions of the Company Law or the Financial Instruments and Exchange Law (including any foreign law equivalent to either of these laws)) by audit corporations (including entities in a form equivalent thereto in the relevant foreign country) other than the Independent Auditor of MHFG.

7. Structure to Ensure Appropriate Conduct of Operations

MHFG has resolved matters regarding its “Structure for Ensuring Appropriate Conduct of Operations” prescribed by the Company Law and the Enforcement Regulations of the Company Law of Japan, as summarized below.

(1) Structure to ensure that the duties of directors and employees are executed in compliance with laws, regulations, and the Articles of Incorporation

*	MHFG has set forth its structure to ensure that the duties of directors and employees are executed in compliance with laws, regulations, and the Articles of Incorporation in compliance-related rules such as the “Basic Policy of Compliance” and “Compliance Manual.”

*	More specifically, MHFG has established complete compliance as a basic principle of management, has determined a compliance-management structure and created a “Compliance Manual,” has formulated compliance programs each fiscal year for the implementation of specific plans for complete compliance, and has periodically followed up on the status of the implementation of such plans. Furthermore, MHFG’s activities against anti-social elements are conducted as part of its compliance structure. MHFG’s commitment to confront anti-social elements viewed as an important policy of the Group when designing and implementing specific compliance programs among Group members.

*	The Board of Directors of MHFG resolved that the structure under the above “Basic Policy of Compliance,” etc., is the company’s structure for ensuring that the directors and employees execute their duties in compliance with laws, regulations, and the Articles of Incorporation.

(2) Structure for the safekeeping and management of information on the execution of duties by the directors

*	MHFG has established a structure for the safekeeping, management, etc., of information through its information-management-related rules, including the company’s “Information Security Policy.” The safekeeping and management of information in connection with the execution of duties by the company’s directors has also been carried out in accordance with these rules.

*	More specifically, MHFG has fixed the period for retention of information such as the minutes of the Board of Directors Meetings, Executive Management Committee meetings, and other various committee meetings and materials related thereto, as well as ringisho (or approval documents) and reports, and has carried out other necessary matters relating to the safekeeping and management thereof.

*	The Board of Directors of MHFG resolved that the structure under the above “Information Security Policy,” etc., is the company’s structure for the safekeeping and management of information on the execution of duties by the directors.

(3) Rules and other structure for managing risk of loss

*	MHFG has established a structure for managing its risk of loss through its risk-management-related rules, including its basic policy towards various risk management procedures, such as its “Basic Policy for Comprehensive Risk Management.”

*	More specifically, MHFG has defined various types of risk and has determined strategies to improve its business structure and develop human resources for risk management in order to evaluate risk qualitatively and quantitatively. Moreover, MHFG has implemented comprehensive risk management to control risk within limits acceptable to management.

*	The Board of Directors of MHFG resolved that the structure under the above “Basic Policy for Comprehensive Risk Management,” etc., is the company’s structure for managing the risk of loss.

(4) Structure to ensure the efficient execution of director’s duties

*	MHFG has established a structure to ensure the efficient execution of directors’ duties through its rules, such as the “Bylaws Regarding the Board of Directors,” “Bylaws Regarding the Executive Management Committee,” “Bylaws Regarding the Business Policy Committee,” “Organization Regulations,” and “Authorization Regulations.”

*	More specifically, MHFG has determined the criteria for matters to be resolved or reported to the Board of Directors, assignment of each organization, decision-making authority in accordance with the importance of matters, etc. MHFG has also established an Executive Management Committee and several Business Policy Committees. Thus, MHFG has ensured that the directors execute their duties efficiently on a company-wide basis.

*	The Board of Directors of MHFG resolved that the structure under the above “Bylaws Regarding the Board of Directors,” etc., is the company’s structure for ensuring the efficient execution of directors’ duties.

(5) Structure to ensure the propriety of business operations within the corporate group consisting of MHFG and its subsidiaries

*	MHFG has established a structure to ensure the propriety of business operations within the corporate group through its “Group Management Administration Regulations,” etc.

*	More specifically, MHFG directly administers the management of its principal banking subsidiaries and other core group companies in accordance with the “Group Management Administration Regulations,” while principal banking subsidiaries and other core group companies administer the management of subsidiaries and affiliates other than the principal banking subsidiaries and other core group companies in accordance with standards established by MHFG.

*	The Board of Directors of MHFG resolved that the structure under the above “Group Management Administration Regulations,” etc., is the company’s structure for ensuring propriety of business operations in the corporate group consisting of MHFG and its subsidiaries.

(6) Matters concerning employees posted as assistants to the corporate auditors when the corporate auditors so require

*	The “Organization Regulations” of MHFG specify matters concerning employees posted as assistants to the corporate auditors to assist the latter in performing their duties.

*	More specifically, MHFG has designated the Corporate Auditors Office as the office in charge of matters concerning assistance in the performance of the corporate auditors’ duties and matters concerning the secretariat for the Board of Corporate Auditors. The Head of the Corporate Auditors Office manages this office’s business under the instructions of the corporate auditors.

*	The Board of Directors of MHFG resolved that the matters specified in the above “Organization Regulations” are matters concerning employees posted as assistants to the corporate auditors when the corporate auditors so require.

(7) Matters concerning measures for ensuring that employees who assist the corporate auditors remain independent from the directors

*	The supplementary provisions of the “Bylaws Regarding the Board of Directors” specify matters concerning the measures for ensuring that employees who assist the corporate auditors remain independent from the directors.

*	More specifically, any change in personnel and/or organizational change that relates to employees who assist the corporate auditors in performing the latter’s duties shall be subject to prior consultation with a corporate auditor nominated by the Board of Corporate Auditors.

*	The Board of Directors of MHFG resolved that matters specified in the above supplementary provisions of the “Bylaws Regarding the Board of Directors” are matters concerning the measures for ensuring that employees who assist the corporate auditors remain independent from the directors.

(8) Structure under which the directors and employees report to the corporate auditors, and structure concerning reports to the corporate auditors

*	MHFG has established a structure under which the directors and employees report to the corporate auditors in the “Bylaws Regarding the Board of Directors,” the “Bylaws Regarding the Executive Management Committee,” etc.

*	More specifically, MHFG has regulations governing attendance by the corporate auditors in the Board of Directors Meetings, Executive Management Committee meetings, etc. MHFG also maintains procedures for circulating the ringisho (or approval documents) to be approved by the President among the corporate auditors, for reporting information received through the compliance hot-line, for reporting the results of internal audits and so on.

*	The Board of Directors of MHFG resolved that the structure under the above “Bylaws Regarding the Board of Directors,” etc., is a structure under which the directors and employees report to the corporate auditors and a structure concerning reports to the corporate auditors.

(9) Other structure to ensure the effectiveness of audits by the corporate auditors

*	MHFG has established a structure for ensuring the effectiveness of audits by the corporate auditors in the “Basic Policy for Internal Audit,” etc.

*	More specifically, the internal audit division, corporate auditors and accounting auditors exchange opinions and information on a regular basis and whenever else required as a means of strengthening cooperation in efforts to enhance effectiveness and efficiency of the overall audit function.

*	The Board of Directors of MHFG resolved that the structure under the above “Basic Policy for Internal Audit,” etc., is another structure for ensuring the effectiveness of the audits by the corporate auditors.

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2009

Millions of yen
Assets
Cash and Due from Banks	¥5,720,253
Call Loans and Bills Purchased	141,296
Receivables under Resale Agreements	6,270,321
Guarantee Deposits Paid under Securities Borrowing Transactions	5,819,418
Other Debt Purchased	2,612,368
Trading Assets	13,514,509
Money Held in Trust	40,693
Securities	30,173,632
Loans and Bills Discounted	70,520,224
Foreign Exchange Assets	980,003
Derivatives other than for Trading Assets	7,872,780
Other Assets	4,138,508
Tangible Fixed Assets	842,809
Buildings	283,992
Land	410,391
Lease Assets	8,678
Construction in Progress	19,931
Other Tangible Fixed Assets	119,815
Intangible Fixed Assets	303,854
Software	232,786
Lease Assets	1,354
Other Intangible Fixed Assets	69,713
Deferred Tax Assets	722,160
Customers’ Liabilities for Acceptances and Guarantees	3,939,818
Reserves for Possible Losses on Loans	(889,579)
Reserve for Possible Losses on Investments	(3)

Total Assets	¥152,723,070

Liabilities
Deposits	¥77,179,540
Negotiable Certificates of Deposit	9,359,479
Debentures	2,300,459
Call Money and Bills Sold	6,449,829
Payables under Repurchase Agreements	9,173,846
Guarantee Deposits Received under Securities Lending Transactions	4,110,941
Trading Liabilities	7,995,359
Borrowed Money	8,941,972
Foreign Exchange Liabilities	591,132
Short-term Bonds	428,785
Bonds and Notes	4,597,403
Due to Trust Accounts	986,147
Derivatives other than for Trading Liabilities	7,578,211
Other Liabilities	4,620,459
Reserve for Bonus Payments	47,942
Reserve for Employee Retirement Benefits	36,329
Reserve for Director and Corporate Auditor Retirement Benefits	1,978
Reserve for Possible Losses on Sales of Loans	28,711
Reserve for Contingencies	20,555
Reserve for Frequent Users Services	11,389
Reserve for Reimbursement of Deposits	13,605
Reserve for Reimbursement of Debentures	8,973
Reserves under Special Laws	1,750
Deferred Tax Liabilities	7,486
Deferred Tax Liabilities for Revaluation Reserve for Land	104,355
Acceptances and Guarantees	3,939,818

Total Liabilities	148,536,464

Net Assets
Common Stock and Preferred Stock	1,540,965
Capital Surplus	411,318
Retained Earnings	608,053
Treasury Stock	(6,218)

Total Shareholders’ Equity	2,554,119

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	(519,574)
Net Deferred Hedge Gains, net of Taxes	67,525
Revaluation Reserve for Land, net of Taxes	146,447
Foreign Currency Translation Adjustments	(114,765)

Total Valuation and Translation Adjustments	(420,367)

Stock Acquisition Rights	1,187
Minority Interests	2,051,667

Total Net Assets	4,186,606

Total Liabilities and Net Assets	¥152,723,070

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2009

Millions of yen
Ordinary Income	¥3,514,428
Interest Income	2,144,436
Interest on Loans and Bills Discounted	1,367,354
Interest and Dividends on Securities	466,785
Interest on Call Loans and Bills Purchased	8,253
Interest on Receivables under Resale Agreements	149,001
Interest on Securities Borrowing Transactions	37,853
Interest on Due from Banks	36,393
Other Interest Income	78,793
Fiduciary Income	55,891
Fee and Commission Income	514,997
Trading Income	301,521
Other Operating Income	259,151
Other Ordinary Income	238,431

Ordinary Expenses	3,909,560
Interest Expenses	1,075,584
Interest on Deposits	390,176
Interest on Negotiable Certificates of Deposit	87,019
Interest on Debentures	17,594
Interest on Call Money and Bills Sold	46,394
Interest on Payables under Repurchase Agreements	196,546
Interest on Securities Lending Transactions	41,493
Interest on Commercial Paper	21
Interest on Borrowed Money	74,093
Interest on Short-term Bonds	5,916
Interest on Bonds and Notes	83,638
Other Interest Expenses	132,690
Fee and Commission Expenses	98,343
Other Operating Expenses	295,102
General and Administrative Expenses	1,192,701
Other Ordinary Expenses	1,247,828
Provision for Reserves for Possible Losses on Loans	280,250
Other	967,578

Ordinary Profits (Losses)	(395,131)

Extraordinary Gains	22,137
Gains on Disposition of Tangible Fixed Assets	2,205
Recovery on Written-off Claims	19,001
Reversal of Reserve for Contingent Liabilities from Financial Instruments and Exchange	930

Extraordinary Losses	32,882
Losses on Disposition of Tangible Fixed Assets	11,155
Losses on Impairment of Fixed Assets	10,898
Other Extraordinary Losses	10,828

Income (Loss) before Income Taxes and Minority Interests	(405,877)

Income Taxes:
Current	48,247
Deferred	109,103
Total Income Taxes	157,350

Minority Interests in Net Income	25,586

Net Income (Loss)	¥(588,814)

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2009

Millions of yen
Shareholders’ Equity
Common Stock and Preferred Stock
Balance as of the end of the previous period	¥1,540,965
Changes during the period

Total Changes during the period	—

Balance as of the end of the period	1,540,965

Capital Surplus
Balance as of the end of the previous period	411,093
Changes during the period
Disposition of Treasury Stock	225

Total Changes during the period	225

Balance as of the end of the period	411,318

Retained Earnings
Balance as of the end of the previous period	1,476,129
Changes during the period
Cash Dividends	(133,898)
Net Income (Loss)	(588,814)
Disposition of Treasury Stock	(101)
Cancellation of Treasury Stock	(146,308)
Transfer from Revaluation Reserve for Land, net of Taxes	1,046

Total Changes during the period	(868,076)

Balance as of the end of the period	608,053

Treasury Stock
Balance as of the end of the previous period	(2,507)
Changes during the period
Repurchase of Treasury Stock	(150,359)
Disposition of Treasury Stock	280
Cancellation of Treasury Stock	146,308
Decrease in Stock issued by MHFG held by Equity-Method Affiliates	60

Total Changes during the period	(3,710)

Balance as of the end of the period	(6,218)

Total Shareholders’ Equity
Balance as of the end of the previous period	3,425,680
Changes during the period
Cash Dividends	(133,898)
Net Income (Loss)	(588,814)
Repurchase of Treasury Stock	(150,359)
Disposition of Treasury Stock	404
Cancellation of Treasury Stock	—
Transfer from Revaluation Reserve for Land, net of Taxes	1,046
Decrease in Stock issued by MHFG held by Equity-Method Affiliates	60

Total Changes during the period	(871,560)

Balance as of the end of the period	2,554,119

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the end of the previous period	401,375
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(920,949)

Total Changes during the period	(920,949)

Balance as of the end of the period	¥(519,574)

Millions of yen
Net Deferred Hedge Gains, net of Taxes
Balance as of the end of the previous period	¥5,985
Changes during the period
Net Changes in Items other than Shareholders’ Equity	61,539

Total Changes during the period	61,539

Balance as of the end of the period	67,525

Revaluation Reserve for Land, net of Taxes
Balance as of the end of the previous period	147,467
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(1,020)

Total Changes during the period	(1,020)

Balance as of the end of the period	146,447

Foreign Currency Translation Adjustments
Balance as of the end of the previous period	(78,394)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(36,371)

Total Changes during the period	(36,371)

Balance as of the end of the period	(114,765)

Total Valuation and Translation Adjustments
Balance as of the end of the previous period	476,434
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(896,802)

Total Changes during the period	(896,802)

Balance as of the end of the period	(420,367)

Stock Acquisition Rights
Balance as of the end of the previous period	—
Changes during the period
Net Changes in Items other than Shareholders’ Equity	1,187

Total Changes during the period	1,187

Balance as of the end of the period	1,187

Minority Interests
Balance as of the end of the previous period	1,792,045
Changes during the period
Net Changes in Items other than Shareholders’ Equity	259,621

Total Changes during the period	259,621

Balance as of the end of the period	2,051,667

Total Net Assets
Balance as of the end of the previous period	5,694,159
Changes during the period
Cash Dividends	(133,898)
Net Income (Loss)	(588,814)
Repurchase of Treasury Stock	(150,359)
Disposition of Treasury Stock	404
Cancellation of Treasury Stock	—
Transfer from Revaluation Reserve for Land, net of Taxes	1,046
Decrease in Stock issued by MHFG held by Equity-Method Affiliates	60
Net Changes in Items other than Shareholders’ Equity	(635,992)

Total Changes during the period	(1,507,553)

Balance as of the end of the period	¥4,186,606

[NOTES TO CONSOLIDATED FINANCIAL STATEMENTS]

Amounts less than one million yen are rounded down.

BASIS FOR PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND PRINCIPLES OF CONSOLIDATION

1.	Definitions of majority-owned subsidiary, other subsidiary and affiliate conform to Article 2, Paragraph 8 of the Banking Law and Article 4-2 of the Banking Law Enforcement Ordinance.

2.	Scope of Consolidation

(a)	Number of majority-owned consolidated subsidiaries and other consolidated subsidiaries: 145

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

During the period, Mizuho Capital Investment (JPY) 3 Limited and nine other companies were newly consolidated upon their establishment and so on.

During the period, Mizuho Credit Co., Ltd. and ten other companies were excluded from the scope of consolidation as a result of dissolution and other factors.

(b)	Number of majority-owned non-consolidated subsidiaries and other non-consolidated subsidiaries: 0

3.	Application of the Equity Method

(a)	Number of majority-owned non-consolidated subsidiaries and other non-consolidated subsidiaries under the equity method: 0

(b)	Number of affiliates under the equity method: 22

Names of principal companies:

The Chiba Kogyo Bank, Ltd.

Shinko Securities Co., Ltd.

During the period, Japan Stockholders Data Service Co., Ltd. and two other companies were newly included in the scope of the equity method.

During the period, Mizuho Corporate Leasing (Thailand) Co., Ltd. and one other company were excluded from the scope of the equity method as a result of the disposition of its shares, and other factors.

(c)	Number of majority-owned non-consolidated subsidiaries and other non-consolidated subsidiaries not under the equity method: 0

(d)	Affiliates not under the equity method:

Name of principal company:

Asian-American Merchant Bank Limited

Majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates not under the equity method are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s consolidated financial statements in terms of Net Income (Loss) (amount corresponding to MHFG’s equity position), Retained Earnings (amount corresponding to MHFG’s equity position), Net Deferred Hedge Gains (Losses), net of Taxes (amount corresponding to MHFG’s equity position) and others.

4.	Fiscal Years of Majority-owned Consolidated Subsidiaries and Other Consolidated Subsidiaries

(a)	Balance sheet dates of majority-owned consolidated subsidiaries and other consolidated subsidiaries are as follows:

October 31	1 company
December 31	55 companies
March 31	62 companies
The day before the last business day of June	23 companies
The day before the last business day of December	4 companies

(b)	Majority-owned consolidated subsidiaries and other consolidated subsidiaries with balance sheet dates of October 31, the day before the last business day of June, and the day before the last business day of December were consolidated based on their tentative financial statements as of and for the period ended December 31. Other majority-owned consolidated subsidiaries and other consolidated subsidiaries were consolidated based on their financial statements as of and for the period ended their respective balance sheet dates.

The necessary adjustments have been made to the financial statements for any significant transactions that took place between their respective balance sheet dates and the date of the consolidated financial statements.

5.	Special Purpose Entities Subject to Disclosure

(a)	Summary of special purpose entities subject to disclosure and transactions with these special purpose entities

Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”), and Mizuho Trust & Banking Co., Ltd. (“MHTB”), which are majority-owned consolidated subsidiaries of MHFG, granted loans, credit facilities and liquidity facilities to 25 special purpose entities (mainly incorporated in the Cayman Islands) in their borrowings and fund raising by commercial paper in order to support securitization of monetary assets of customers. The aggregate assets and aggregate liabilities of these 25 special purpose entities at their respective balance sheet dates amounted to ¥2,984,889 million and ¥2,984,039 million, respectively. MHBK, MHCB and MHTB do not own any shares with voting rights in any of these special purpose entities and have not dispatched any director or employee to them.

(b)	Major transactions with these special purpose entities subject to disclosure as of or for the fiscal year ended March 31, 2009 are as follows:

As of March 31, 2009	Millions of yen
Loans	¥2,051,070
Credit and Liquidity Facilities	¥543,269

For the Fiscal Year ended March 31, 2009	Millions of yen
Interest Income on Loans	¥23,612
Fee and Commission Income, etc.	¥3,468

6.	Evaluation of Assets and Liabilities of Majority-owned Consolidated Subsidiaries and Other Consolidated Subsidiaries

Assets and liabilities of majority-owned consolidated subsidiaries and other consolidated subsidiaries, including the portion attributable to minority shareholders, are valued at fair value as of the respective dates of acquisition.

7.	Amortization of Goodwill and Negative Goodwill

As a rule, Goodwill and Negative Goodwill are amortized over a period up to 20 years under the straight-line method. The entire amount is expensed as incurred if the amount has no material impact.

8.	Standards of Accounting Method

(1)	Trading Assets & Liabilities and Trading Income & Expenses

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the consolidated balance sheet. Income or expenses generated on the relevant trading transactions are recorded in Trading Income or Trading Expenses on the consolidated statement of income.

Securities and other monetary claims held for trading purposes are stated at fair value at the consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at fair value, assuming that such transactions are terminated and settled at the consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and the interest paid during the fiscal year, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of the fiscal year, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the fiscal year, assuming they were settled at the end of the fiscal year.

(2)	Securities

(i) Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates, which are not under the equity method, are stated at acquisition cost and determined by the moving average method. Other Securities which have readily determinable fair value are stated at fair value. Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method). Other Securities which do not have readily determinable fair value are stated at acquisition cost or amortized cost and determined by the moving average method.

The net unrealized gains on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method.

(ii) Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as given in (i) above.

(3)	Derivative Transactions

Derivative transactions (other than transactions for trading purposes) are valued at fair value.

(4)	Depreciation

(a) Tangible Fixed Assets (Except for Lease Assets)

Depreciation of buildings is computed mainly by the straight-line method, and that of others is computed mainly by the declining-balance method. The range of useful lives is as follows:

Buildings: 3 years to 50 years

Others: 2 years to 20 years

(b) Intangible Fixed Assets (Except for Lease Assets)

Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly five years as determined by MHFG and consolidated subsidiaries.

(c) Lease Assets

Depreciation of lease assets booked in Tangible Fixed Assets and Intangible Fixed Assets which are concerned with finance lease transactions that do not transfer ownership is mainly computed by the same method as the one applied to fixed assets owned by us.

(5)	Deferred Assets

(a) Bond issuance costs

Bond issuance costs are expensed as incurred.

(b) Debenture issuance costs

Debenture issuance costs are expensed as incurred.

(c) Bond discounts

Bonds are stated at amortized costs computed by the straight-line method on the consolidated balance sheets.

Bond discounts booked on the consolidated balance sheets as of March 31, 2006 are amortized under the straight-line method over the term of the bond by applying the previous accounting method and the unamortized balance is directly deducted from bonds, based on the tentative measure stipulated in the “Tentative Solution on Accounting for Deferred Assets” (ASBJ Report No. 19, August 11, 2006).

(6)	Reserves for Possible Losses on Loans

Reserves for Possible Losses on Loans of major domestic majority-owned consolidated subsidiaries and other consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For claims extended to Intensive Control Obligors and Obligors with Restructured Loans and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan.

For claims extended to other obligors, reserves are maintained at rates derived from historical credit loss experience and other factors. Reserve for Possible Losses on Loans to Restructuring Countries is maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments. Reserves for Possible Losses on Loans are provided for on the basis of such verified assessments.

In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥540,000 million.

The claims above include corporate bonds which are issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) and others.

Other majority-owned consolidated subsidiaries and other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

(7)	Reserve for Possible Losses on Investments

Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company. Except for securitization products which are included as reference assets of another securitization schemes of the Group’s domestic banking subsidiary, Reserve for Possible Losses on Investments is provided against unrealized losses on securitization products related with the discontinuation of business regarding credit investments primarily in Europe which were made as an alternative to loans by the Group’s domestic banking subsidiary. Since securities are recognized at fair value on the consolidated balance sheet, the balance of Securities is offset against that of Reserve for Possible Losses on Investments by ¥31,786 million.

(8)	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the fiscal year, based on the estimated future payments.

(9)	Reserve for Employee Retirement Benefits

Reserve for Employee Retirement Benefits (including Prepaid Pension Cost), which is provided for future benefit payments to employees, is recorded as the required amount, based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year. Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the employees of the respective fiscal year.

(10)	Reserve for Director and Corporate Auditor Retirement Benefits

Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement benefit payments to directors, corporate auditors, and executive officers, is recognized at the amount accrued at the end of the respective fiscal year, based on the internally established standards.

(11)	Reserve for Possible Losses on Sales of Loans

Reserve for Possible Losses on Sales of Loans is provided for possible future losses on sales of loans at the amount deemed necessary based on a reasonable estimate of possible future losses.

Of the Loans Held for Sale for which we had recorded Reserve for Possible Losses on Sales of Loans, with respect to loans in the amount of ¥348,279 million to a borrower in Europe whose business condition is sound and has no particular financial problem, we decided not to sell such loans for the foreseeable future based on our determination that it is reasonable to continue holding such loans based on the difficulty in selling at a fair price. We thus reclassified such loans as loans other than Loans Held for Sale, based on the reasonably calculated prices, at the end of December 2008. As a result, Loans and Reserve for Possible Losses on Sales of Loans decreased by ¥27,728 million and ¥70,198 million, respectively, compared to the amounts which would have been recorded if we had continued to classify those loans as Loans Held for Sale. In addition, Other within Other Ordinary Expenses decreased by ¥41,130 million.

(12)	Reserve for Contingencies

Reserve for Contingencies is maintained to provide against possible losses from contingencies, which are not covered by other specific reserves in off-balance sheet transactions, trust transactions and others. The balance is an estimate of possible future losses, on an individual basis, considered to require a reserve.

(13)	Reserve for Frequent Users Services

Reserve for Frequent Users Services is provided mainly to meet the future use of points of Mizuho Mileage Club at the amount deemed necessary based on the reasonable estimate of the future usage of points.

(14)	Reserve for Reimbursement of Deposits

Reserve for Reimbursement of Deposits is provided against the losses for the deposits derecognized from the liabilities at the estimated amount of future claims for withdrawal to provide for claims by depositors and others.

(15)	Reserve for Reimbursement of Debentures

Reserve for Reimbursement of Debentures is provided for the debentures derecognized from Liabilities at the estimated amount for future claims.

(Additional information)

Even though the debentures derecognized from Liabilities had been recorded as a loss when claims were made, from this fiscal year Reserve for Reimbursement of Debentures is recorded due to the availability of a reasonable estimate as a result of the development and analysis of data on claims.

As a result, Ordinary Losses and Losses before Income Taxes and Minority Interests both increased by ¥8,973 million compared with the corresponding amounts under the previously applied method.

(16)	Reserve under Special Laws

Reserve under Special Laws is Reserve for Contingent Liabilities from Financial Instruments and Exchange of ¥1,750 million. This is the reserve pursuant to Article 46-5, Paragraph 1 and Article 48-3, Paragraph 1 of the Financial Instruments and Exchange Law to indemnify the losses incurred from accidents in the purchase and sale of securities, other transactions or derivative transactions.

(17)	Assets and Liabilities denominated in foreign currencies

Assets and Liabilities denominated in foreign currencies and accounts of overseas branches of domestic majority-owned consolidated banking subsidiaries and a domestic majority-owned consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet date, with the exception of the investments in majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates not under the equity method, which are translated at historical exchange rates.

Assets and Liabilities denominated in foreign currencies of the majority-owned consolidated subsidiaries and other consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet dates.

(18)	Hedge Accounting

(a) Interest Rate Risk

The deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied as hedge accounting methods.

The portfolio hedge transaction for a large volume of small-value monetary claims and liabilities of domestic majority-owned consolidated banking subsidiaries and domestic majority-owned consolidated trust banking subsidiaries is accounted for in accordance with the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.24).

The effectiveness of hedging activities for the portfolio hedge transaction for a large volume of small-value monetary claims and liabilities is assessed as follows:

(i)	as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

(ii)	as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged instrument and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the comparison of the fluctuation in the market or of cash flows of the hedged instruments with that of the hedging instruments.

Among Net Deferred Hedge Gains, net of Taxes recorded on the consolidated balance sheet, those deferred hedge losses are included that are resulted from the application of the macro-hedge method based on the “Tentative Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.15), under which the overall interest rate risks inherent in loans, deposits and others are controlled on a macro-basis using derivatives transactions. The deferred hedge gains/losses are amortized as interest income or interest expenses over the remaining maturity and average remaining maturity of the respective hedging instruments. The unamortized amounts of gross deferred hedge losses and gross deferred hedge gains on the macro-hedges, before net of applicable income taxes were ¥84,716 million and ¥80,611 million, respectively.

(b) Foreign Exchange Risk

Domestic majority-owned consolidated banking subsidiaries and some of domestic majority-owned consolidated trust banking subsidiaries apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No.25). The effectiveness of the hedge is assessed by confirming that the amount of the foreign currency position of the hedged monetary claims and liabilities is equal to or larger than that of currency-swap transactions, exchange swap transactions, and similar transactions designated as the hedging instruments of the foreign exchange risk.

In addition to the above methods, these majority-owned subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in majority-owned subsidiaries and other consolidated subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

(c) Inter-company Transactions

Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports Nos. 24 and 25.

(19)	Consumption Taxes and other

With respect to MHFG and its domestic majority-owned consolidated subsidiaries and other consolidated subsidiaries, Japanese consumption taxes and local consumption taxes are excluded from transaction amounts.

CHANGES IN BASIS FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

(Accounting Standard for Lease Transactions)

As “Accounting Standard for Lease Transactions” (ASBJ Statement No.13, March 30, 2007) and “Guidance on Accounting Standard for Lease Transactions” (ASBJ Guidance No.16) are applied from the fiscal year beginning on or after April 1, 2008, MHFG has applied the new accounting standard and guidance beginning with this fiscal year.

Although MHFG accounted for finance leases that do not involve transfer of ownership to lessee as operating leases, by this application, MHFG accounts for them as normal trade transactions, including the transactions that started before the end of fiscal 2007.

The amount of accumulated impact until the end of fiscal 2007 on Income before Income Taxes and Minority Interests is recorded in Extraordinary Losses.

This change increases Lease Assets in Tangible Fixed Assets by ¥8,661 million, Lease Assets in Intangible Fixed Assets by ¥1,354 million, Lease Obligation in Other Liabilities by ¥18,667 million, Extraordinary Losses by ¥10,828 million and Losses before Income Taxes and Minority Interests by ¥8,299 million.

(Changes in Presentation of Consolidated Financial Statements)

While Derivatives other than for Trading Assets (Assets) and Derivatives other than for Trading Liabilities (Liabilities) were formerly included within Other Assets and Other Liabilities, respectively, they are separately presented from this fiscal year due to their increased materiality.

Derivatives other than for Trading Assets included within Other Assets and Derivatives other than for Trading Liabilities included within Other Liabilities as of March 31, 2008 were ¥6,185,988 million and ¥5,633,810 million, respectively.

Additional Information

(Partial Changes to the Calculation Method for Fair Value of Other Securities)

1.	Floating-rate Japanese Government Bonds

For Floating-rate Japanese Government Bonds within Securities, our domestic majority-owned consolidated banking subsidiaries and some of our domestic majority-owned consolidated trust banking subsidiaries had been applying market prices to establish book value. Based on our determination that current market prices may not reflect fair value due to the extremely limited volume of actual transactions, we have applied reasonably calculated prices as book value for fiscal 2008.

As a result, compared to applying market price as book value, Securities increased by ¥97,748 million, Deferred Tax Assets decreased by ¥7,488 million, Net Unrealized Gains on Other Securities, net of Taxes increased by ¥85,946 million and Minority Interests increased by ¥4,312 million.

In deriving the reasonably calculated price, we used the Discounted Cash Flow Method as well as other methods. The price decision variables include the yield of 10-year Japanese Government Bonds and the volatilities of interest rate swap options for 10-year Japanese Government Bonds as underlying assets.

2.	Securitization Products

With respect to the credit investments in securitization products made as an alternative to loans by the European and North American offices of our domestic majority-owned consolidated banking subsidiaries, we had previously applied as fair value the valuations obtained from brokers and information vendors based on our determination that such valuations constitute reasonably calculated prices that can be used as a proxy for market prices. Given the current situation in which the volume of actual transactions is extremely limited and there exists a considerable gap between the offers and bids of sellers and buyers, we determined that valuations obtained from brokers and information vendors cannot be deemed to be the fair value, and we applied reasonably calculated prices based on the reasonable estimates of our management as fair value.

As a result, Securities increased by ¥144,286 million and Net Unrealized Gains on Other Securities, net of Taxes increased by ¥36,908 million. In addition, Other Operating Income increased by ¥416 million, Other Operating Expenses decreased by ¥52,883 million, losses due to the discontinuation of business regarding credit investments primarily in Europe in Other within Other Ordinary Expenses decreased by ¥54,078 million, which led to a decrease in Ordinary Losses of ¥107,378 million.

The book value that was reasonably calculated based on the reasonable estimates of our management mentioned above is ¥515,199 million. In deriving reasonably calculated prices based on the reasonable estimates of our management mentioned above, we used the Discounted Cash Flow Method. The price decision variables include default rates, recovery rates, pre-payment rates and discount rates, and the subject Securities included Residential Mortgage-Backed Securities, Collateralized Loan Obligations, Commercial Mortgage-Backed Securities and other Asset Backed Securities.

NOTES TO CONSOLIDATED BALANCE SHEET

1.	Securities include shares of ¥110,668 million and investments of ¥421 million in majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates.

2.	Unsecured loaned securities which the borrowers have the right to sell or repledge amounted to ¥4,490 million and are included in trading securities under Trading Assets. MHFG has the right to sell or repledge some of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral. Among them, the total of securities repledged was ¥8,066,097 million and securities neither repledged nor re-loaned was ¥3,339,133 million, respectively.

3.	Loans and Bills Discounted include Loans to Bankrupt Obligors of ¥112,197 million and Non-Accrual Delinquent Loans of ¥700,358 million.

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96, Paragraph 1, Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent Non-Accrual Loans other than (i) Loans to Bankrupt Obligors and (ii) loans on which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

4.	Balance of Loans Past Due for Three Months or More: ¥18,764 million

Loans Past Due for Three Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the last due date for such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

5.	Balance of Restructured Loans: ¥480,118 million

Restructured Loans represent loans of which contracts were amended in favor of obligors (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors.

Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

6.	Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More, and Restructured Loans: ¥1,311,439 million

The amounts given in Notes 3 through 6 above are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

7.	In accordance with JICPA Industry Audit Committee Report No. 24, bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these bankers’ acceptances, commercial bills, documentary bills and foreign exchange bills. The face value of these bills amounted to ¥613,244 million.

8.	The following assets were pledged as collateral:

Trading Assets:	¥4,012,042 million
Securities:	¥8,960,855 million
Loans and Bills Discounted:	¥12,437,626 million
Other Assets:	¥1,014 million
Tangible Fixed Assets:	¥297 million

The following liabilities were collateralized by the above assets:

Deposits:	¥643,196 million
Call Money and Bills Sold:	¥2,020,400 million
Payables under Repurchase Agreements:	¥2,983,330 million
Guarantee Deposits Received under Securities Lending Transactions:	¥3,546,611 million
Borrowed Money:	¥7,677,083 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by Cash and Due from Banks of ¥10,205 million, Trading Assets of ¥502,411 million and Securities of ¥2,524,405 million.

None of the assets was pledged as collateral in connection with borrowings by the majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates.

Other Assets includes guarantee deposits of ¥110,982 million, collateral pledged for derivatives transactions of ¥1,237,247 million, margins for futures transactions of ¥61,079 million and other guarantee deposits of ¥8,277 million.

In accordance with JICPA Industry Audit Committee Report No. 24, bills re-discounted are accounted for as financing transactions. The face value of these bankers’ acceptances, commercial bills, documentary bills and foreign exchange bills amounted to ¥972 million.

9.	Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥54,576,376 million. Of this amount, ¥47,284,078 million relates to contracts of which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time.

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take necessary measures to manage credit risks such as amendments to contracts.

10.	In accordance with the Land Revaluation Law (Proclamation No.34 dated March 31, 1998), land used for business operations of domestic majority-owned consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land, net of Taxes included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

The difference at the consolidated balance sheet date between the total fair value of land for business operation purposes, which has been revalued in accordance with Article 10 of the above-mentioned law, and the total book value of the land after such revaluation was ¥123,580 million.

11.	Accumulated Depreciation of Tangible Fixed Assets amounted to ¥747,180 million.

12.	The book value of Tangible Fixed Assets adjusted for gains on sales of replaced assets and others amounted to ¥39,365 million.

13.	Borrowed Money includes subordinated borrowed money of ¥665,942 million with a covenant that performance of the obligation is subordinated to that of other obligations.

14.	Bonds and Notes includes subordinated bonds of ¥2,249,622 million.

15.	The principal amounts of money trusts and loan trusts with contracts indemnifying the principal amounts, which are entrusted to domestic majority-owned consolidated trust banking subsidiaries, are ¥882,035 million and ¥49,756 million, respectively.

16.	Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) amounted to ¥1,282,762 million.

17.	Net Assets per share of common stock: ¥104.38

18.	Projected pension benefit obligations, etc. as of the consolidated balance sheet date are as follows:

Millions of yen
Projected Benefit Obligations	¥(1,156,667)
Plan Assets (fair value)	998,778

Unfunded Retirement Benefit Obligations	(157,889)
Unrecognized Actuarial Differences	680,451

Net Amounts on Consolidated Balance Sheet	¥522,562
Prepaid Pension Cost	558,891
Reserve for Employee Retirement Benefits	(36,329)

19.	(Subsequent events) Matters related to merger of security subsidiaries

Mizuho Securities Co., Ltd. (“former MHSC”), a majority-owned consolidated subsidiary, and Shinko Securities Co., Ltd. (“Shinko”), an affiliate, signed the merger agreement following the resolutions of respective board meetings on March 4, 2009. Upon the approval of the merger agreement at the respective general shareholders meetings held on April 3, 2009, the merger took effect on May 7, 2009.

(1)	Name of the acquired company, business type, major reasons for the combination, date of the combination, legal form of the combination, name of the company after the combination, and grounds for determination of the acquiring company

(a)	Name of the acquired company	Shinko Securities Co., Ltd.

(b)	Business type	Financial Instruments Business

(c)	Major reasons for the combination	It was determined that it is necessary, as a member of the Mizuho Financial Group to leverage Shinko’s strength as a securities arm of a banking institution, to be more competitive in a market where there is now greater uncertainty, to improve our service providing-capabilities to our clients and furthermore to reestablish our business to enable us to offer competitive cutting-edge financial services on a global basis.

(d)	Date of the combination	May 7, 2009

(e)	Legal form of the combination	Shinko is the surviving entity, and the former MHSC is the dissolving entity.

(f)	Name of the company after the combination	Mizuho Securities, Co., Ltd.

(g)	Grounds for determination of the acquiring company	As Mizuho Corporate Bank, Ltd., a shareholder of the former MHSC which is the legal dissolving entity, holds over half of the new company’s voting rights as a result of the merger, the former MHSC is the acquiring company and Shinko is the acquired company under the accounting standards for business combination.

(2)	Merger ratio, calculation method, and number of new shares to be issued

(a)	Merger ratio

Company Name	Shinko (surviving entity)	Former MHSC (dissolving entity)
Merger Ratio	1	122

(b)	Calculation method of merger ratio

For the sake of fairness in calculating the merger ratio, Shinko and the former MHSC appointed a third-party for valuations respectively. Both companies made the final determination of the validity of the merger ratio based on the careful exchange of views between the two companies, taking into account the financial and asset situation of the two companies and other factors in a comprehensive manner.

(c)	Number of new shares to be issued

Shares of common stock: 815,570 thousand shares

NOTES TO CONSOLIDATED STATEMENT OF INCOME

1.	Other Ordinary Income includes gains on sales of stocks of ¥100,688 million, profits of ¥72,617 million related to credit risk mitigation transactions at a domestic majority-owned banking subsidiaries and a majority-owned trust banking subsidiary, and gains on derivatives related to stocks and others of ¥32,096 million at domestic majority-owned consolidated banking subsidiaries.

2.	Other within Other Ordinary Expenses includes losses on impairment (devaluation) of stocks of ¥482,163 million and losses on write-offs of loans of ¥272,328 million.

3.	Other Extraordinary Losses includes an amount of ¥10,828 million resulting from the adoption of accounting standards for lease transactions mentioned in CHANGES IN BASIS FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS.

4.	Net Loss per share of common stock for the fiscal year: ¥54.14

5.	Diluted Net Income per share of common stock is not disclosed due to Net Loss per share of common stock for this fiscal year.

6.	Losses on Impairment of Fixed Assets are recognized for the following assets:

Area	Principal purpose of use	Type	Impairment loss (Millions of yen)
—	Idle assets	Software, etc.	¥9,211
—	—	Other	¥1,687

Regarding Software, etc., certain domestic majority-owned consolidated subsidiaries recognized Losses on Impairment of Fixed Assets for idle assets due to discontinuance of development of the next generation mainframe computer system. For the purposes of identifying idle assets for which Losses on Impairment of Fixed Assets have been recognized, the individual asset is assessed as a unit. The recoverable amount is calculated based on net realizable value. The net realizable value is evaluated with a realizable value of zero.

7.	Previously, corporate tax payments overseas were treated as deduction under the Corporation Tax Act and recorded in Other in Other Ordinary Expenses. However, at the end of this fiscal year, it is anticipated that it will apply the foreign tax credits against current tax payable under the Corporation Tax Act and the amount was recorded in Current Income Taxes. As a result, Other in Other Ordinary Expenses decreased by ¥20,684 million and Current Income Taxes increased by the same amount compared with the corresponding amounts under the previously applied method.

NOTES TO CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

1. Types and number of issued shares and of treasury stock are as follows:

	Thousands of Shares
	As of March 31, 2008	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2009	Remarks
Issued shares
Common stock	11,396	11,167,820	276	11,178,940	*1
Eleventh Series Class XI Preferred Stock	943	913,837	28	914,752	*2
Thirteenth Series Class XIII Preferred Stock	36	36,653	—	36,690	*3

Total	12,376	12,118,311	305	12,130,382

Treasury stock
Common stock	4	11,621	290	11,335	*4
Eleventh Series Class XI Preferred Stock	—	2,829	28	2,801	*5

Total	4	14,451	319	14,136

*1.	Increases are due to request for acquisition (conversion) of preferred stock (59 thousand shares) and allotment of shares or fractions of a share without consideration (11,167,761 thousand shares), and decreases are due to cancellation of treasury stock (common stock).
*2.	Increases are due to allotment of shares or fractions of a share without consideration and decreases are due to cancellation of treasury stock (preferred stock).
*3.	Increases are due to allotment of shares or fractions of a share without consideration.
*4.	Increases are due to repurchase of treasury stock (283 thousand shares of common stock), repurchase of fractional shares and shares constituting less than one unit (11 thousand shares), and allotment of shares or fractions of a share without consideration (11,326 thousand shares), and decreases are due to cancellation of treasury stock (276 thousand shares of common stock), repurchase of fractional shares and shares constituting less than one unit (11 thousand shares) and others.
*5.	Increases are due to request for acquisition (conversion) of preferred stock (31 thousand shares) and allotment of shares or fractions of a share without consideration (2,798 thousand shares), and decreases are due to cancellation of treasury stock (preferred stock).

2.	Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights	Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of March 31, 2009 (Millions of yen)	Remarks
			As of March 31, 2008	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2009
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock acquisition rights as stock option			—			1,032
Majority-owned consolidated subsidiaries and other consolidated subsidiaries (Treasury stock acquisition rights)				—			155 (—)
Total				—			1,187 (—)

3.	Cash dividends distributed by MHFG are as follows:

(1) Cash dividends paid during the fiscal year ended March 31, 2009

Resolution			Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
	June 26, 2008		Common Stock	113,922	10,000	March 31, 2008	June 26, 2008
(	Ordinary General Meeting of Shareholders	)	Eleventh Series Class XI Preferred Stock	18,874	20,000	March 31, 2008
			Thirteenth Series Class XIII Preferred Stock	1,100	30,000	March 31, 2008
	Total			133,898

(2) Cash dividends with record dates falling in the fiscal year ended March 31, 2009 and effective dates coming after the end of the fiscal year

Resolution			Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
			Common Stock	111,676	Retained Earnings	10	March 31, 2009	June 25, 2009
	June 25, 2009		Eleventh Series Class XI Preferred Stock	18,239	Retained Earnings	20	March 31, 2009
(	Ordinary General Meeting of Shareholders	)	Thirteenth Series Class XIII Preferred Stock	1,100	Retained Earnings	30	March 31, 2009

Cash dividends on common stock and preferred stock are proposed as above as a matter to be resolved at the ordinary general meeting of shareholders scheduled to be held on June 25, 2009.

We conducted an allotment of shares or fractions of a share without consideration on January 4, 2009.

NON-CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2009

Millions of yen
Assets
Current Assets
Cash and Due from Banks	¥16,056
Advances	4
Prepaid Expenses	1,275
Accounts Receivable	90,120
Other Current Assets	607
Total Current Assets	108,064
Fixed Assets
Tangible Fixed Assets	1,327
Buildings	558
Equipment	769
Intangible Fixed Assets	4,123
Trademarks	71
Software	4,031
Other Intangible Fixed Assets	20
Investments	4,439,225
Investment Securities	2
Investments in Subsidiaries and Affiliates	4,431,880
Other Investments	7,342
Total Fixed Assets	4,444,677

Total Assets	¥4,552,741

Liabilities
Current Liabilities
Short-term Borrowings	¥700,000
Short-term Bonds	160,000
Accounts Payable	1,229
Accrued Expenses	619
Deposits Received	236
Reserve for Bonus Payments	272
Reserve for Contingencies	77,620
Other Current Liabilities	0
Total Current Liabilities	939,978
Non-Current Liabilities
Deferred Tax Liabilities	512
Reserve for Employee Retirement Benefits	1,231
Other Non-Current Liabilities	2,407
Total Non-Current Liabilities	4,151

Total Liabilities	944,130

Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	1,540,965
Capital Surplus
Capital Reserve	385,241
Total Capital Surplus	385,241
Retained Earnings
Appropriated Reserve	4,350
Other Retained Earnings	1,683,272
Retained Earnings Brought Forward	1,683,272
Total Retained Earnings	1,687,622
Treasury Stock	(6,218)

Total Shareholders’ Equity	3,607,610

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	(32)

Total Valuation and Translation Adjustments	(32)

Stock Acquisition Rights	1,032

Total Net Assets	3,608,611

Total Liabilities and Net Assets	¥4,552,741

NON-CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2009

Millions of yen
Operating Income
Cash Dividends Received from Subsidiaries and Affiliates	¥410,517
Fee and Commission Income Received from Subsidiaries and Affiliates	32,183
Total Operating Income	442,701
Operating Expenses
General and Administrative Expenses	19,968
Total Operating Expenses	19,968

Operating Profits	422,733

Non-Operating Income
Interest on Deposits	98
Rent Received	2
Other Non-Operating Income	144
Total Non-Operating Income	246
Non-Operating Expenses
Interest Expenses	9,612
Interest on Short-term Bonds	1,343
Other Non-Operating Expenses	61
Total Non-Operating Expenses	11,017

Ordinary Profits	411,961

Extraordinary Gains
Gains on Disposition of Investments in Subsidiaries	44,185
Other Extraordinary Gains	1,883
Total Extraordinary Gains	46,069
Extraordinary Losses
Provision for Reserve for Contingencies	77,620
Other Extraordinary Losses	1,714
Total Extraordinary Losses	79,335

Income before Income Taxes	378,695

Income Taxes:
Current	6
Deferred	(126)
Total Income Taxes	(120)

Net Income	¥378,815

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2009

Millions of yen
Shareholders’ Equity
Common Stock and Preferred Stock
Balance as of the end of the previous period	¥1,540,965
Changes during the period
Total Changes during the period	—

Balance as of the end of the period	1,540,965

Capital Surplus
Capital Reserve
Balance as of the end of the previous period	385,241
Changes during the period
Total Changes during the period	—

Balance as of the end of the period	385,241

Total Capital Surplus
Balance as of the end of the previous period	385,241
Changes during the period
Total Changes during the period	—

Balance as of the end of the period	385,241

Retained Earnings
Appropriated Reserve
Balance as of the end of the previous period	4,350
Changes during the period
Total Changes during the period	—

Balance as of the end of the period	4,350

Other Retained Earnings
Retained Earnings Brought Forward
Balance as of the end of the previous period	1,584,764
Changes during the period
Cash Dividends	(133,898)
Net Income	378,815
Disposition of Treasury Stock	(101)
Cancellation of Treasury Stock	(146,308)

Total Changes during the period	98,507

Balance as of the end of the period	1,683,272

Total Retained Earnings
Balance as of the end of the previous period	1,589,114
Changes during the period
Cash Dividends	(133,898)
Net Income	378,815
Disposition of Treasury Stock	(101)
Cancellation of Treasury Stock	(146,308)

Total Changes during the period	98,507

Balance as of the end of the period	¥1,687,622

Millions of yen
Treasury Stock
Balance as of the end of the previous period	¥(2,447)
Changes during the period
Repurchase of Treasury Stock	(150,359)
Disposition of Treasury Stock	280
Cancellation of Treasury Stock	146,308

Total Changes during the period	(3,770)

Balance as of the end of the period	(6,218)

Total Shareholders’ Equity
Balance as of the end of the previous period	3,512,873
Changes during the period
Cash Dividends	(133,898)
Net Income	378,815
Repurchase of Treasury Stock	(150,359)
Disposition of Treasury Stock	179

Total Changes during the period	94,737

Balance as of the end of the period	3,607,610

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the end of the previous period	(27)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(4)

Total Changes during the period	(4)

Balance as of the end of the period	(32)

Stock Acquisition Rights
Balance as of the end of the previous period	—
Changes during the period
Net Changes in Items other than Shareholders’ Equity	1,032

Total Changes during the period	1,032

Balance as of the end of the period	1,032

Total Net Assets
Balance as of the end of the previous period	3,512,845
Changes during the period
Cash Dividends	(133,898)
Net Income	378,815
Repurchase of Treasury Stock	(150,359)
Disposition of Treasury Stock	179
Net Changes in Items other than Shareholders’ Equity	1,027

Total Changes during the period	95,765

Balance as of the end of the period	¥3,608,611

[NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS]

BASIS FOR PRESENTATION AND PRINCIPLES OF PREPARATION OF NON-CONSOLIDATED FINANCIAL STATEMENTS

1.	Valuation of Securities

Investments in subsidiaries and affiliates and Other Securities which do not have readily determinable fair value are stated at acquisition cost and determined by the moving average method.

2.	Depreciation and Amortization of Fixed Assets

(a)	Tangible Fixed Assets (Except for Lease Assets)

Depreciation of Buildings is computed by the straight-line method, and that of Equipment is computed by the declining-balance method with the following range of useful lives.

Buildings: 8 years to 50 years

Equipment: 2 years to 17 years

(b)	Intangible Fixed Assets

Trademarks are amortized under the straight-line method over ten years.

Development costs for internally-used software are capitalized and amortized under the straight-line method over their estimated useful lives of mainly five years.

(c)	Lease Assets

Lease assets booked in Tangible Fixed Assets which are concerned with finance lease transactions that do not transfer ownership are depreciated by the same method as the one applied to fixed assets owned by us.

3.	Reserves

(a)	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the fiscal year, based on the estimated future payments.

(b)	Reserve for Contingencies

Reserve for Contingencies is provided for possible burden of funds related to subsidiaries and affiliates for the following fiscal year at the amount deemed necessary based on a reasonable estimate.

(c)	Reserve for Employee Retirement Benefits

Reserve for Employee Retirement Benefits, which is provided for future benefit payments to employees, is recorded as the required amount, based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year. Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term (ten years) within the average remaining service period of the employees of the respective fiscal year.

4.	Consumption Taxes and Local Consumption Taxes

Consumption taxes and local consumption taxes are excluded from transaction amounts.

CHANGES IN PRINCIPLES OF PREPARATION OF NON-CONSOLIDATED FINANCIAL STATEMENTS

(Accounting Standard for Lease Transactions)

Although MHFG accounted for finance leases that do not involve transfer of ownership to lessee as operating leases, as the “Accounting Standard for Lease Transactions” (ASBJ Statement No.13, March 30, 2007) and the “Guidance on Accounting Standard for Lease Transactions” (ASBJ Guidance No.16) are effective from the fiscal year beginning on or after April 1, 2008, MHFG has applied the new accounting standard and guidance beginning with the first quarter of fiscal 2008. The effect of this adoption on the non-consolidated balance sheet is immaterial.

NOTES TO NON-CONSOLIDATED BALANCE SHEET

1.	Amounts less than one million yen are rounded down.

2.	Assets pledged as collateral accounted for ¥3,398 million of Investments.

3.	Accumulated depreciation of Tangible Fixed Assets amounted to ¥1,380 million.

Accumulated amortization of Intangible Fixed Assets amounted to ¥3,421 million.

4.	Guarantee

(a)	MHFG has guaranteed on a subordinated basis the principal of and interest on the subordinated notes issued by Mizuho Financial Group (Cayman) Limited. The amount of the subordinated guarantee is ¥402,661 million.

(b)	Based upon the regulations of the German Deposit Protection Fund, MHFG has submitted to the Association of German Banks a letter of indemnity to recompense the association regarding deposits of the German branches of Mizuho Corporate Bank, Ltd. and Mizuho Corporate Bank (Germany) Aktiengesellschaft if necessary.

Mizuho Corporate Bank, Ltd.	¥26,322 million
Mizuho Corporate Bank (Germany) Aktiengesellschaft	¥9,169 million

5.	Short-term monetary claims against subsidiaries and affiliates amounted to ¥16,056 million.

Short-term monetary liabilities against subsidiaries and affiliates amounted to ¥700,162 million.

Long-term monetary claims against subsidiaries and affiliates amounted to ¥932 million.

Long-term monetary liabilities against subsidiaries and affiliates amounted to ¥1,764 million.

NOTES TO NON-CONSOLIDATED STATEMENT OF INCOME

1.	Amounts less than one million yen are rounded down.

2.	Transactions with subsidiaries and affiliates

Operating transactions
Operating Income	¥442,701 million
Operating Expenses	¥4,061 million
Other than operating transactions	¥56,468 million

3.	Other Non-Operating Income includes interest on the refund of withholding tax and others of ¥62 million, and Fee and Commission Income Received from Subsidiaries and Affiliates for preferred stock shareholders services of ¥51 million provided on their behalf.

NOTES TO NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

1.	Amounts less than one million yen are rounded down.

2.	Types and number of treasury stock are as follows:

	Thousands of Shares
	As of March 31, 2008	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2009	Remarks
Treasury stock
Common stock	3	11,620	288	11,335	*1
Eleventh Series Class XI Preferred Stock	—	2,829	28	2,801	*2

Total	3	14,450	317	14,136

*1.	Increases are due to repurchase of treasury stock (283 thousand shares of common stock), repurchase of fractional shares and shares constituting less than one unit (11 thousand shares), and allotment of shares or fractions of a share without consideration (11,325 thousand shares), and decreases are due to cancellation of treasury stock (276 thousand shares of common stock) and repurchase of fractional shares and shares constituting less than one unit (11 thousand shares).
*2.	Increases are due to request for acquisition (conversion) of preferred stock (31 thousand shares) and allotment of shares or fractions of a share without consideration (2,798 thousand shares), and decreases are due to cancellation of treasury stock (preferred stock).

NOTES TO DEFERRED TAXES

Breakdown of Deferred Tax Assets/Liabilities

Millions of yen
Deferred Tax Assets
Investments in Subsidiaries and Affiliates	¥1,025,959
Tax Losses Carried Forward	867,406
Other	32,624

Sub-total of Deferred Tax Assets	1,925,991
Valuation Allowance	(1,925,330)

Total Deferred Tax Assets	661
Deferred Tax Liabilities
Prepaid Pension Cost	(1,134)
Other	(39)
Total Deferred Tax Liabilities	(1,174)

Net Deferred Tax Assets (Liabilities)	¥(512)

NOTES TO PER SHARE INFORMATION

1.	Total Net Assets per Share of Common Stock is based on the following information:

Total Net Assets per Share of Common Stock		¥236.36
Total Net Assets	¥ million	3,608,611
Deductions from Total Net Assets	¥ million	969,013
Paid-in Amount of Preferred Stock	¥ million	948,641
Cash Dividends on Preferred Stock	¥ million	19,339
Stock Acquisition Rights	¥ million	1,032
Net Assets (year-end) related to Common Stock	¥ million	2,639,598

Year-end Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated	Thousands of shares	11,167,604

2.	Net Income per Share of Common Stock is based on the following information:

Net Income per Share of Common Stock		¥32.0
Net Income	¥ million	378,815
Amount not attributable to Common Stock	¥ million	19,339
Cash Dividends on Preferred Stock	¥ million	19,339
Net Income related to Common Stock	¥ million	359,476

Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	11,231,685

[Translation]

Report of Independent Auditors

May 13, 2009

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC

Naoki Matsumura
Certified Public Accountant
Designated and Operating Partner

Mutsuo Emi
Certified Public Accountant
Designated and Operating Partner

Tetsuya Mogi
Certified Public Accountant
Designated and Operating Partner

Noboru Miura
Certified Public Accountant
Designated and Operating Partner

Pursuant to Article 444, Section 4 of the Corporation Law, we have audited the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the notes to the consolidated financial statements of Mizuho Financial Group, Inc. (the “Company”) applicable to the fiscal year from April 1, 2008 through March 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and results of operations of Mizuho Financial Group, Inc., which consisted of the Company and consolidated subsidiaries, applicable to the fiscal year ended March 31, 2009 in conformity with accounting principles generally accepted in Japan.

Additional Information

As described in Note 19 to the consolidated financial statements, Mizuho Securities Co., Ltd., a majority-owned consolidated subsidiary, and Shinko Securities Co., Ltd., an affiliate under the equity method, merged on May 7, 2009. After the merger, Mizuho Securities Co., Ltd. has become a majority-owned consolidated subsidiary of Mizuho Financial Group, Inc.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

[Translation]

Report of Independent Auditors

May 13, 2009

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC

Naoki Matsumura
Certified Public Accountant
Designated and Operating Partner

Mutsuo Emi
Certified Public Accountant
Designated and Operating Partner

Tetsuya Mogi
Certified Public Accountant
Designated and Operating Partner

Noboru Miura
Certified Public Accountant
Designated and Operating Partner

Pursuant to Article 436, Section 2, Paragraph 1 of the Corporation Law, we have audited the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, the notes to the non-consolidated financial statements and the related supplementary schedules of Mizuho Financial Group, Inc. (the “Company”) applicable to the 7th fiscal year from April 1, 2008 through March 31, 2009. These non-consolidated financial statements and the related supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these non-consolidated financial statements and the related supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the related supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the non-consolidated financial statements and the related supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the related supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Mizuho Financial Group, Inc. applicable to the 7th fiscal year ended March 31, 2009 in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

[Translation]

Audit Report

The Board of Corporate Auditors, upon deliberation, prepared this audit report regarding the performance of duties of the Directors of the Company during the 7th fiscal year from April 1, 2008 to March 31, 2009, based on the audit reports prepared by each Corporate Auditor and hereby reports as follows:

1.	Auditing Method Employed by Corporate Auditors and the Board of Corporate Auditors and Details Thereof

The Board of Corporate Auditors established an auditing policy and auditing plans, including assignment of the duties of each Corporate Auditor, received from each Corporate Auditor reports on the execution of audits and results thereof, and in addition, received from the Directors, etc., and the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding such reports.

In accordance with the auditing standards for Corporate Auditors established by the Board of Corporate Auditors, each Corporate Auditor, based on the auditing plans, has endeavored to gather information and create an improved environment for auditing. Each Corporate Auditor also attended meetings of the Board of Directors and other important meetings, received from the Directors, employees and other related persons reports on the performance of their duties and when necessary, requested explanations regarding such reports. Also, each Corporate Auditor inspected important authorized documents and associated information and examined the business and financial position of the Company. In addition, each Corporate Auditor monitored and examined the content of resolutions made by the Board of Directors regarding the establishment of structures, to ensure that the performance of duties by the Directors will be in compliance with the laws and regulations of Japan and with the Company’s Articles of Incorporation and other structures as provided for in Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Company Law of Japan, to ensure that the Company’s operation will be conducted appropriately. Moreover, each Corporate Auditor monitored and examined the status of such structures that have been established in compliance with such resolutions (internal control systems). As for the subsidiaries of the Company, each Corporate Auditor has shared information with the directors and corporate auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. Based on the foregoing method, we examined the business report and the supplementary schedules for this fiscal year.

In addition, the Corporate Auditors also monitored and examined whether the independent auditors maintain their independence and carry out audits in an appropriate manner. The Corporate Auditors received from the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding those reports. The Corporate Auditors also received notification from the independent auditors regarding the “Structure for ensuring appropriate execution of the duties of the independent auditors” (as enumerated in each Item of Article 131 of the Company Calculation Regulations). When necessary, the Corporate Auditors requested explanations on such notification. Based on the foregoing method, the Corporate Auditors reviewed the financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statements of income, non-consolidated statements of changes in shareholders’ equity and notes to the non-consolidated financial statements) and supplementary schedules thereto, and the consolidated financial statements (consolidated balance sheet, consolidated statements of income, consolidated statements of changes in shareholders’ equity and notes to the consolidated financial statements).

2.	Audit Results

(1)	Audit Results on the Business Report, etc.

A.	In our opinion, the business report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.	With regard to the execution of duties by the Directors, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the execution of duties of the Directors.

C.	In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate, and furthermore, we have not found anything to be pointed out on the performance of duties of the Directors regarding the internal control systems.

(2)	Results of Audit of the Financial Statements and Supplementary Schedules

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

(3)	Results of Audit of the Consolidated Financial Statements

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

May 14, 2009

Mizuho Financial Group, Inc. Board of Corporate Auditors

Full time Corporate Auditor	(Yoshiaki Sugita)	(seal)
Full time Corporate Auditor	(Tsuneo Muneoka)	(seal)
Outside Corporate Auditor	(Yukio Nozaki)	(seal)
Outside Corporate Auditor	(Masahiro Seki)	(seal)
Outside Corporate Auditor	(Masami Ishizaka)	(seal)

[Translation]

Reference Materials for the Ordinary General Meeting of Shareholders

Proposals and Reference Matters:

Proposal 1: Disposal of surplus

The Company is pursuing “strengthening of stable capital base” and “steady returns to shareholders” as its “disciplined capital management.”

Based on the policy mentioned above, with respect to the dividends from the surplus at the end of this fiscal year, despite the considerable worsening of our consolidated financial results compared with the previous term, the Company, from the standpoint of providing regular stable dividend payments to our shareholders, proposes the following dividends from the surplus in view of the level of Retained Earnings and other factors.

No other disposal of the surplus is being made.

1.	Type of Distributed Assets

Cash

2.	Matters related to Allotment of Distributed Assets and Aggregate Amount thereof

With respect to common stock, the Company proposes to make cash dividend payments of JPY ten (10) per share, which is same level as the previous fiscal year.

With respect to each class of preferred stock, the Company proposes paying the prescribed dividend amounts, respectively.

	Amount of Dividend per Share	Aggregate Amount of Dividends
Common Stock	JPY 10	JPY 111,676,047,570
Eleventh Series Class XI Preferred Stock	JPY 20	JPY 18,239,020,000
Thirteenth Series Class XIII Preferred Stock	JPY 30	JPY 1,100,700,000
Total	—	JPY 131,015,767,570

3.	Effective Date of Dividends from Surplus

June 25, 2009

Proposal 2: Partial amendment to the Articles of Incorporation

Pertaining to the implementation of the “Law for Partial Amendments to the Law Concerning Book-entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities” (Law No. 88 of 2004, the “Settlement Rationalization Law”) on January 5, 2009, required partial amendments will be made to the Articles of Incorporation, including the deletion of certain provisions that have been stipulated on the premise that certificated shares exist and amendment of article numbers , etc.

Pursuant to Article 6, Paragraph 1 of the Supplementary Provisions of the Settlement Rationalization Law, a resolution for the amendment to the Articles of Incorporation is deemed to have been made as of the implementation date of the said law, whereby Article 7 (Issuance of Share Certificates) of the current Articles of Incorporation shall be abolished.

In addition, as a result of (i) the acquisition of the Class XI Preferred Stock by way of a request for acquisition made on and after July 1, 2008, (ii) the repurchase of the shares of common stock of the Company conducted during the period from July 7, 2008 through July 24, 2008, and (iii) the cancellation of the shares of common stock of the Company and the Class XI Preferred Stock of the Company conducted as of September 26, 2008, the total number of shares which the Company is authorized to issue and the total number of shares in each share class which the Company is authorized to issue (shares of common stock and the Class XI Preferred Stock) will be reduced. (Article 6 of the proposed amendments to the Articles of Incorporation).

The specific amendments are as set forth below.

(Changes are indicated by underline.)

Current Articles of Incorporation		Proposed Amendments

Article 6.

(Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 28,790,759,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled:

Article 6.

(Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 28,485,271,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled:

Common stock: Class XI preferred stock: Class XII preferred stock: Class XIII preferred stock:	24,392,259,000 shares 1,398,500,000 shares 1,500,000,000 shares 1,500,000,000 shares	Common stock: Class XI preferred stock: Class XII preferred stock: Class XIII preferred stock:	24,115,759,000 shares 1,369,512,000 shares 1,500,000,000 shares 1,500,000,000 shares

Article 7. (Issuance of Share Certificates)		(Deleted.)

The Company shall issue share certificates representing its issued stock.

Current Articles of Incorporation	Proposed Amendments
Article 8. to Article 12. (Omitted.)	Article 7. to Article 11. (No change.)

Article 13. (Shareholder Register Manager)	Article 12. (Shareholder Register Manager)

1. The Company shall appoint a shareholder register manager.	1. (No Change.)

2. The shareholder register manager and its handling office shall be determined by a resolution of the Board of Directors, and a public notice shall be given with respect thereto.	2. (No Change.)

3. The preparation and keeping of, and other operations relating to the register of shareholders, the register of stock acquisition rights and the register of lost share certificates of the Company shall be entrusted to the shareholder register manager and shall not be handled by the Company.	3. The preparation and keeping of, and other operations relating to the register of shareholders and the register of stock acquisition rights of the Company shall be entrusted to the shareholder register manager and shall not be handled by the Company.

Article 14. (Share Handling Regulations) (Omitted.)	Article 13. (Share Handling Regulations) (No change.)

Article 15. (Preferred Stock Dividends)	Article 14. (Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 54, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”) or registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 16 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

1. In respect of dividends from its surplus provided for in Article 53, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”) or registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 15 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

Class XI preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year

Class XII preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year

Class XIII preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

Class XI preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year

Class XII preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year

Class XIII preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

2. (Omitted.)	2. (No change.)

3. (Omitted.)	3. (No change.)

Current Articles of Incorporation	Proposed Amendments

Article 16.

(Preferred Stock Interim Dividends)

In respect of interim dividends provided for in Article 55, the Company shall distribute dividends from its surplus by cash in one half of the amount of the Preferred Stock Dividends provided for in the main clause of Paragraph 1 of the preceding article (referred to as the “Preferred Stock Interim Dividends” in these Articles of Incorporation) to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees.

Article 15.

(Preferred Stock Interim Dividends)

In respect of interim dividends provided for in Article 54, the Company shall distribute dividends from its surplus by cash in one half of the amount of the Preferred Stock Dividends provided for in the main clause of Paragraph 1 of the preceding article (referred to as the “Preferred Stock Interim Dividends” in these Articles of Incorporation) to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees.

Article 17. to Article 30. (Omitted.)	Article 16. to Article 29. (No change.)

Article 31. (General Meetings of Holders of Classes of Stock)	Article 30. (General Meetings of Holders of Classes of Stock)

1. (Omitted.) 2. (Omitted.)	1. (No change.) 2. (No change.)

3. The provisions of Articles 25 through 27 and 29 and the preceding Article shall apply mutatis mutandis to the general meetings of holders of classes of stock.	3. The provisions of Articles 24 through 26 and 28 and the preceding article shall apply mutatis mutandis to the general meetings of holders of classes of stock.

Article 32. to Article 56. (Omitted.)	Article 31. to Article 55. (No change.)

(Newly established.)

SUPPLEMENTARY PROVISIONS

Article 1.

(Register of Lost Share Certificates)

1. The preparation and keeping of, and other operations relating to the register of lost share certificates of the Company shall be entrusted to the shareholder register manager and shall not be handled by the Company.

2. An entry, whether written or electronic, in the register of lost share certificates of the Company shall be governed by the Share Handling Regulations prescribed by the Board of Directors, in addition to laws and regulations and these Articles of Incorporation.

Article 2.

(Miscellaneous)

These Supplementary Provisions shall be deleted as of January 6, 2010.

Proposal 3: Appointment of eight (8) Directors

The terms of office of five (5) Directors, Messrs. Terunobu Maeda, Hiroshi Motoyama, Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku will expire at the closing of this ordinary general meeting of shareholders, and three (3) Directors, Messrs. Tsuneo Morita, Hiroshi Saito and Seiji Sugiyama will resign from their respective office of Director shortly. Accordingly, the Company proposes the appointment of eight (8) Directors.

The candidates for Directors are as follows:

Candidate No.	Name (Date of Birth)	Brief Personal Record, Representative Status in Other Corporations, etc., and Title and Assignment in the Company		Number of Shares of Stock of the Company held
1	Terunobu Maeda (January 2, 1945)	April 1968	Joined The Fuji Bank, Limited	133,770 Shares of Common Stock
		June 1995	Director / General Manager of Credit Planning Division
		April 1996	Director / General Manager of Corporate Planning Division
		May 1997	Managing Director
		January 1998	Managing Director / Head of Public and Financial Institutions Group
		May 1999	Managing Director / Chief Financial Officer
		May 2001	Deputy President / Chief Financial Officer (until March 2002)
		January 2002	Director of Mizuho Holdings, Inc. (present Mizuho Financial Strategy Co., Ltd.)
		April 2002	President & CEO (until April 2007)
		January 2003	President & CEO of the Company
		April 2009	Chairman (current)

Candidate No.	Name (Date of Birth)	Brief Personal Record, Representative Status in Other Corporations, etc., and Title and Assignment in the Company		Number of Shares of Stock of the Company held
2	Tetsuji Kosaki (January 27, 1952)	April 1976	Joined The Industrial Bank of Japan, Limited	108,480 Shares of Common Stock
		March 2003	Executive Officer / Senior Corporate Officer of Strategic Planning Group of Mizuho Corporate Bank, Ltd.
		April 2004	Managing Executive Officer (until June 2004)
		April 2004	Managing Executive Officer / Head of Strategic Planning Group and Head of Audit and Compliance Group of the Company
		June 2004	Managing Director / Head of Strategic Planning Group and Head of Audit and Compliance Group
		October 2004	Managing Director / Head of Strategic Planning Group
		June 2005	Managing Director / Head of Strategic Planning Group and Head of IT, Systems & Operations Group
		April 2007	Director (until June 2007)
		April 2007	Deputy President of Mizuho Bank, Ltd.
		April 2009	Deputy President-Executive Officer / Head of Financial Control and Accounting Group of the Company (current)
		April 2009	President & CEO of Mizuho Financial Strategy Co., Ltd. (current)
(Representative Status in Other Companies, etc.) President & CEO of Mizuho Financial Strategy Co., Ltd.
3	Hajime Saito (July 7, 1956)	April 1979	Joined The Dai-Ichi Kangyo Bank, Limited	12,000 Shares of Common Stock
		April 2004	General Manager of Financial Planning of the Company
		March 2006	Executive Officer / General Manager of Treasury Division of Mizuho Bank, Ltd.
		April 2008	Managing Executive Officer / Head of Risk Management Group, Head of Human Resources Group and Head of Compliance Group of the Company
		April 2009	Managing Executive Officer / Head of Internal Audit Group (current)

Candidate No.	Name (Date of Birth)	Brief Personal Record, Representative Status in Other Corporations, etc., and Title and Assignment in the Company		Number of Shares of Stock of the Company held
4	Satoru Nishibori (March 2, 1953)	April 1975	Joined The Fuji Bank, Limited	47,100 Shares of Common Stock
		April 2002	Executive Officer / General Manager of Financial Planning Division of Mizuho Corporate Bank, Ltd.
		December 2002	Executive Officer / Senior Corporate Officer of Financial Control and Accounting Group
		April 2004	Managing Executive Officer / Head of Financial Control and Accounting Group of the Company
		June 2004	Managing Director / Head of Financial Control and Accounting Group
		April 2007	President & CEO of Mizuho Financial Strategy Co., Ltd. (until April 2008)
		April 2008	Director of the Company (until June 2008)
		April 2008	Deputy President of Mizuho Bank, Ltd.
		April 2009	President & CEO (current)
(Representative Status in Other Companies, etc.) President & CEO of Mizuho Bank, Ltd.
5	Yasuhiro Sato (April 15, 1952)	April 1976	Joined The Industrial Bank of Japan, Limited	15,880 Shares of Common Stock
		March 2003	Executive Officer / Senior Corporate Officer of International Banking Unit of Mizuho Corporate Bank, Ltd.
		April 2004	Managing Executive Officer
		March 2006	Managing Director / Head of Corporate Banking Unit
		April 2007	Deputy President / Chief Auditor
		April 2009	President & CEO (current)
(Representative Status in Other Companies, etc.) President & CEO of Mizuho Corporate Bank, Ltd.
6	Akihiko Nomiyama (June 15, 1934)	April 1957	Joined Nippon Mining Co., Ltd.	3,100 Shares of Common Stock
		June 1984	Director
		June 1989	Managing Director
		December 1992	Managing Director of Nikko Kyodo Co., Ltd.
		December 1993	Managing Director of Japan Energy Corporation
		June 1994	Senior Managing Director
		June 1996	President and CEO (Representative Director)
		June 2000	Chairman, President and CEO (Representative Director)
		April 2002	Chairman and CEO (Representative Director)
		September 2002	President and CEO (Representative Director) of NIPPON MINING HOLDINGS, INC.
		June 2003	Chairman (Representative Director)
		June 2006	Special Advisor (current)
		June 2007	Outside Director of the Company (current)

Candidate No.	Name (Date of Birth)	Brief Personal Record, Representative Status in Other Corporations, etc., and Title and Assignment in the Company		Number of Shares of Stock of the Company held
7	Mitsuo Ohashi (January 18, 1936)	March 1959	Joined Mitsui Bank, Ltd.	0 Shares of Common Stock
		December 1961	Joined Showa Denko K.K.
		May 1988	General Manager of Corporate Planning Division
		March 1989	Director / General Manager of Corporate Planning Division
		March 1993	Managing Director
		March 1995	Senior Managing Director
		March 1997	President and Chief Executive Officer
		January 2005	Representative Director and Chairman of the Board of Directors
		June 2005	Outside Director of the Company (current)
		March 2007	Director and Chairman of the Board of Directors of Showa Denko K.K. (current)
8	Kanemitsu Anraku (April 21, 1941)	April 1964	Joined Nissan Motor Co., Ltd.	7,000 Shares of Common Stock
		June 1993	Director
		June 1997	Managing Director
		May 1999	Executive Vice President (Representative Director)
		April 2000	Vice Chairman (member of the board of directors)
		June 2000	Vice Chairman
		April 2002	President (Representative Director) of Nissan Real Estate Development Corporation
		June 2005	Counselor
		July 2006	Counselor of Nissan Network Holdings Co., Ltd.
		June 2007	Outside Director of the Company (current)

(Notes)	1.	Three (3) candidates among the above, Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku, are “candidates for outside directors” as provided for in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Company Law of Japan.

2.	Reasons for Appointment of Candidates for Outside Directors, Independence as Outside Directors and Liability Limitation Agreements with Outside Directors.

(1)	Reasons for Appointment of Candidates for Outside Directors, Independence as Outside Directors

a.	The Company proposes to appoint Mr. Akihiko Nomiyama based on its conclusion that he will be able to provide various guidance on the general management of the Company from an objective point of view, making use of his abundant experience in his career as President and CEO (Representative Director) and Chairman (Representative Director) of NIPPON MINING HOLDINGS, INC. and his wide-ranging insight gained through his management experience at the same company. Two (2) years will have passed since his assumption of office as an Outside Director of the Company at the closing of this ordinary general meeting of shareholders.

b.	The Company proposes to appoint Mr. Mitsuo Ohashi since it has concluded he will be able to provide various guidance on the general management of the Company from an objective point of view, making use of his abundant experience at Showa Denko K.K. in which he serves as Director and Chairman of the Board of Directors and his wide-ranging insight gained through his management experience at the same company. A relative within the third degree of Mr. Mitsuo Ohashi is working as an employee of the Company. Four (4) years will have passed since his assumption of office as an Outside Director of the Company at the closing of this ordinary general meeting of shareholders.

c.	The Company proposes to appoint Mr. Kanemitsu Anraku based on its conclusion that he will be able to provide various guidance on the general management of the Company from an objective point of view, making use of his abundant experience in his career as Executive Vice President (Representative Director) of Nissan Motor Co., Ltd. and his wide-ranging insight gained through his administrative experience at the same company. Two (2) years will have passed since his assumption of office as an Outside Director of the Company at the closing of this ordinary general meeting of shareholders.

(2)	Liability Limitation Agreements with Outside Directors

The Company has entered into liability limitation agreements with three (3) candidates for Outside Director, Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku, a summary of which is provided in the “(3) Liability Limitation Agreements” of “3. Matters regarding Outside Members of Officers” in the Business Report above (page 28).

3.	In July 2008, during which time Mr. Mitsuo Ohashi took office as a Statutory Auditor of Fukoku Mutual Life Insurance Company, said company received a business improvement order from the Financial Services Agency pursuant to the Insurance Business Act due to its failure to pay out certain insurance money and insurance benefits. Although he had not been aware of the fact at the time when the issue was detected, by communicating through the Board of Directors and the Board of Statutory Auditors, he had been giving appropriate instructions from the perspective of customer convenience and had reminded the boards of their duty in this respect on a regular basis. Since the issue was detected, he has assessed whether measures for prevention of any recurrence of such issues, etc., are sufficiently in place and has endeavored to provide advice on the operations and management systems and to enhance the function of internal auditing systems, thereby carrying out his duties as a Statutory Auditor.

Proposal 4: Appointment of one (1) Corporate Auditor

The term of office of Mr. Yoshiaki Sugita, Corporate Auditor, will expire at the closing of this ordinary general meeting of shareholders. Accordingly, the Company proposes the appointment of one (1) new Corporate Auditor.

The candidate for Corporate Auditor is as set forth below.

The Board of Corporate Auditors has approved this Proposal in advance.

Name (Date of Birth)	Brief Personal Record, Representative Status in Other Corporations, etc., and Title and Assignment in the Company		Number of Shares of Stock of the Company held
Tsuneo Morita (April 29, 1954)	April 1978	Joined The Fuji Bank, Limited	17,150 Shares of Common Stock
	August 2003	General Manager of Administration of the Company
	March 2006	Executive Officer / General Manager of Administration
	April 2008	Managing Executive Officer / Head of Internal Audit Group
	June 2008	Managing Director / Head of Internal Audit Group
	April 2009	Director (current)

(Notes)	Mr. Tsuneo Morita, the candidate for Corporate Auditor, has accepted to assume the office of Corporate Auditor immediately after the closing of this ordinary general meeting of shareholders following his resignation from his position as Director of the Company.

-End of Document-

(Reference)

I. Consolidated Financial Data of Mizuho Financial Group, Inc.

1. Income Analysis (Consolidated)

	(Billions of yen)
		Fiscal 2008	Change	Fiscal 2007
Consolidated Gross Profits	1	1,806.9	146.0	1,660.9
Net Interest Income		1,068.8	5.2	1,063.6
Fiduciary Income		55.8	(8.4)	64.3
Credit Costs for Trust Accounts		—	—	—
Net Fee and Commission Income		416.6	(77.8)	494.5
Net Trading Income		301.5	245.3	56.1
Net Other Operating Income		(35.9)	(18.2)	(17.7)
General and Administrative Expenses	2	(1,192.7)	(68.1)	(1,124.5)
Personnel Expenses		(548.3)	(86.8)	(461.4)
Non-Personnel Expenses		(591.1)	15.0	(606.2)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	(554.3)	(352.6)	(201.7)
Net Gains (Losses) related to Stocks	4	(400.2)	(653.5)	253.3
Equity in Income from Investments in Affiliates	5	(3.5)	(12.6)	9.0
Other	6	(51.1)	148.7	(199.9)

Ordinary Profits	7 (Total of 1-6)	(395.1)	(792.2)	397.1

Net Extraordinary Gains	8	(10.7)	(99.6)	88.9
Reversal of Reserves for Possible Losses on Loans, etc.		17.6	(101.0)	118.6
Income before Income Taxes and Minority Interests	9=7+8	(405.8)	(891.9)	486.0
Income Taxes - Current	10	(48.2)	(16.0)	(32.2)
- Deferred	11	(109.1)	9.4	(118.5)
Minority Interests in Net Income	12	(25.5)	(1.5)	(24.0)

Net Income	13=9+10+11+12	(588.8)	(900.0)	311.2

* Amounts less than one hundred million yen are rounded down.

Credit-related Costs (including Credit Costs for Trust Accounts)		(536.7)	(453.6)	(83.0)

* Credit-related Costs =	Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) + Reversal of Reserves for Possible Losses on Loans, etc. + Credit Costs for Trust Accounts

2. Consolidated Capital Adequacy Ratio (BIS Standard)

	(Billions of yen)
	As of March 31, 2009 (Preliminary)	As of March 31, 2008	Change
Risk-based Capital	6,226.9	7,708.3	(1,481.3)
Risk-weighted Assets	58,983.9	65,872.8	(6,888.9)
Capital Adequacy Ratio (%)	10.55	11.70	(1.15)

*	Amounts less than one hundred million yen are rounded down.

II. Aggregated Figures of Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.

1. Income Analysis (Non-Consolidated)

	(Billions of yen)
		Fiscal 2008
		Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures	Change	Fiscal 2007
Gross Profits	1	827.7	528.1	130.0	1,485.9	(235.8)	1,721.8
Net Interest Income		603.6	316.5	48.6	968.8	14.8	954.0
Fiduciary Income		—	—	54.5	54.5	(8.4)	63.0
Credit Costs for Trust Accounts		—	—	—	—	—	—
Net Fee and Commission Income		156.6	116.9	25.5	299.2	(52.5)	351.7
Net Trading Income		38.3	153.3	1.1	192.8	(176.0)	368.9
Net Other Operating Income		28.9	(58.6)	0.1	(29.4)	(13.6)	(15.8)
General and Administrative Expenses (excluding Non-Recurring Losses)	2	(571.1)	(246.8)	(91.2)	(909.3)	(49.1)	(860.1)
Personnel Expenses		(166.1)	(84.1)	(31.6)	(281.9)	(52.6)	(229.2)
Non-Personnel Expenses		(372.6)	(150.7)	(56.9)	(580.3)	1.2	(581.6)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3=1+2	256.5	281.3	38.8	576.6	(285.0)	861.7

Reversal of (Provision for) General Reserve for Possible Losses on Loans	4	(74.5)	(36.7)	4.1	(107.0)	(94.9)	(12.0)

Net Business Profits	5=3+4	182.0	244.5	43.0	469.6	(379.9)	849.6

Net Non-Recurring Gains (Losses)	6	(472.2)	(466.0)	(51.6)	(989.9)	(812.6)	(177.2)
Net Gains (Losses) related to Stocks		(163.0)	(263.7)	(17.4)	(444.2)	(684.4)	240.1
Expenses related to Portfolio Problems		(249.5)	(167.5)	(31.1)	(448.2)	(233.3)	(214.8)

Ordinary Profits	7=5+6	(290.1)	(221.4)	(8.6)	(520.2)	(1,192.6)	672.3

Net Extraordinary Gains (Losses)	8	83.9	1.1	(2.2)	82.7	425.5	(342.7)
Reversal of Reserves for Possible Losses on Loans, etc.		9.2	6.7	—	15.9	(118.4)	134.3
Reversal of Reserve for Possible Losses on Investments		83.6	—	—	83.6	83.6	—
Income before Income Taxes	9=7+8	(206.2)	(220.3)	(10.9)	(437.4)	(767.1)	329.6
Income Taxes - Current	10	(0.5)	(20.7)	(0.0)	(21.3)	(20.7)	(0.5)
- Deferred	11	(86.8)	(14.4)	(16.8)	(118.1)	17.3	(135.5)

Net Income	12=9+10+11	(293.6)	(255.5)	(27.8)	(576.9)	(770.5)	193.5

*	Amounts less than one hundred million yen are rounded down.
*	Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of Mizuho Trust & Banking excludes the amounts of Credit Costs for Trust Accounts.

(Reference)

Credit-related Costs	(314.8)	(197.4)	(26.9)	(539.3)	(446.7)	(92.5)

* Credit-related Costs =	Expenses related to Portfolio Problems + Reversal of (Provision for) General Reserve for Possible Losses on Loans + Reversal of Reserves for Possible Losses on Loans, etc. + Credit Costs for Trust Accounts

2. “Deposits” and “Loans and Bills Discounted”

	(Billions of yen)
	As of March 31, 2009
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures	Change	As of March 31, 2008
Deposits (including Negotiable Certificates of Deposit)	57,135.7	26,847.8	3,556.1	87,539.8	379.9	87,159.8
Loans and Bills Discounted	37,126.6	29,911.3	3,439.5	70,477.5	4,810.8	65,666.7

*	Amounts less than one hundred million yen are rounded down.

3. Disclosed Claims under the Financial Reconstruction Law

	(Billions of yen)
	As of March 31, 2009
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures	Change	As of March 31, 2008
Claims against Bankrupt and Substantially Bankrupt Obligors	219.4	32.6	56.7	308.7	171.4	137.3
Claims with Collection Risk	414.7	173.8	9.4	598.0	222.5	375.5
Claims for Special Attention	238.8	227.6	11.4	477.9	(212.4)	690.4
Total	872.9	434.1	77.6	1,384.7	181.5	1,203.2

*	Amounts less than one hundred million yen are rounded down.
*	Amounts of Mizuho Trust & Banking include trust accounts.

4. Unrealized Gains (Losses) on Other Securities

	(Billions of yen)
	As of March 31, 2009
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures	Change	As of March 31, 2008
Japanese Stocks	(101.8)	(120.9)	9.4	(213.3)	(1,108.9)	895.6
Japanese Bonds	13.0	(0.4)	(1.5)	11.0	109.6	(98.6)
Other	(53.3)	(224.5)	(26.2)	(304.1)	(109.1)	(195.0)
Total	(142.1)	(345.9)	(18.4)	(506.5)	(1,108.4)	601.9

*	Amounts less than one hundred million yen are rounded down.
*	Figures above denote differences between book value and acquisition cost (including amortized cost) of Other Securities which have readily determinable fair value.
*	In addition to “Securities” on the balance sheets, negotiable certificates of deposit in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheets date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheets date.

5. Consolidated Capital Adequacy Ratio (Preliminary)

	(Billions of yen)
	As of March 31, 2009
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking
	Domestic Standard	BIS Standard	BIS Standard
Risk-based Capital	3,002.7	3,781.8	410.4
Risk-weighted Assets	25,478.3	31,790.8	3,064.9
Capital Adequacy Ratio (%)	11.78	11.89	13.39

*	Amounts less than one hundred million yen are rounded down.

III. Non-Consolidated Financial Data of Mizuho Securities Co., Ltd.

1. Results of Operations

	(Billions of yen)
	Fiscal 2008	Fiscal 2007	Change
Operating Income	108.1	93.9	14.2
Net Operating Income	64.5	49.7	14.7
Operating Profits	(3.7)	(30.2)	26.5
Ordinary Profits	5.5	(25.6)	31.2
Net Income	4.0	(437.8)	441.9

*	Amounts less than one hundred million yen are rounded down.

2. Financial Conditions

	(Billions of yen)
	As of March 31, 2009	As of March 31, 2008	Change
Net Assets	328.7	326.1	2.6
* Amounts less than one hundred million yen are rounded down. (Reference)
Capital Adequacy Ratio (%)	273.4	266.9	6.5

Access to the 7th Ordinary General Meeting of Shareholders Site

Place: Hall A, Tokyo International Forum

   5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

The nearest stations:	JR Line	Yurakucho Station

Tokyo Station

	Subway	Yurakucho Station (Yurakucho Line)

Tokyo Station (Marunouchi Line)

Hibiya Station (Mita Line, Hibiya Line, Chiyoda Line)

Ginza Station (Marunouchi Line, Hibiya Line, Ginza Line)

Nijubashimae Station (Chiyoda Line)

[Map]

Notice: No parking lot is reserved for attendees. We suggest the use of public transportation.

[Translation]

Voting Form

	Shareholder number	Number of Exercisable Voting Rights
To: Mizuho Financial Group, Inc.		*** units

With respect to each proposal at the 7th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. held as of June 25, 2009 (including its adjourned meetings or adjournments), I hereby exercise my voting rights as set forth in the form to the right (Approval or disapproval is indicated by circling “Approval” or “Disapproval.”)

June [    ], 2009

Proposal	Proposal 1	Proposal 2	Proposal 3	(Excluding the candidates stated below)	Proposal 4
Indication of Approval or Disapproval	Approval Disapproval	Approval Disapproval	Approval Disapproval		Approval Disapproval

•	No indication of your approval or disapproval for each of proposals shall be treated as approval.

Mizuho Financial Group, Inc.

•	If you exercise your voting rights twice, in writing and via the internet, we will only accept the exercise of your voting rights via the internet as effective.

•	If you exercise your voting rights more than once via the internet, we will only accept the last exercise of your voting rights as effective.

NOTICE

1.	If you attend the general meeting of shareholders, please submit this voting form without cutting off this portion to the reception at the entrance to the meeting place.

2.	If you are not able to attend the general meeting of shareholders, we request that you exercise your voting rights in one of the following ways.

(a)	Exercise of voting rights in writing

Please cut off this portion and return the left voting form to us so as to reach us by no later than 5:00 p.m. on June 24, 2009 on which your approval or disapproval is indicated.

(b)	Exercise of voting rights by electromagnetic method (using the internet, etc.)

Please access the website indicated below for exercising voting rights and exercise your voting rights via the internet by no later than 5:00 p.m. on June 24, 2009 following the directions on the screen.

3.	As to indicating your approval or disapproval of Proposal 3, if you express a different opinion with respect to any of the candidates, please enter the number of the candidate stated in the “Reference Materials for the Ordinary General Meeting of Shareholders” attached to the “Convocation Notice of the 7th Ordinary General Meeting of Shareholders.”

4.	Please clearly indicate your approval or disapproval by circling “Approval” or “Disapproval” under each proposal on the form with a black ball point pen.

Website for exercising voting rights

http://www.it-soukai.com/

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Mizuho Financial Group, Inc.